02055376

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: TravelSky Technology Ltd.

*CURRENT ADDRESS: No. 128
Zhichun Road
Haidian District
Beijing 100086, PRC

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34687 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
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OICF/BY: GBS

DATE: 10/17/02

中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)



2001 INTERIM REPORT

he Board of Directors (the "Directors") of TravelSky Technology Limited (the "Company") is pleased to ınounce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ıded June 30, 2001 prepared in accordance with International Accounting Standards.

:ONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

.S AT JUNE 30, 2001

ımounts expressed in thousands of Renminbi)

	Note	June 30, 2001	December 31, 2000
.SSETS			
roperty, plant and equipment, net	6	434,466	281,944
ıtangible assets, net		9,368	—
ıvestments in associated companies		8,640	6,424
		452,474	288,368
:urrent assets			
Cash and cash equivalents		656,935	584,729
Short-term bank deposit		1,195,753	27,406
Accounts receivable, net	7	47,891	56,284
Inventories		7,262	9,680
Prepayments and other current assets		19,510	31,362
Due from related parties		307,712	229,845
		2,235,063	939,306
Total assets		2,687,537	1,227,674
:QUITY AND LIABILITIES			
:apital and Reserves			
Paid in capital	9	888,158	577,304
Capital surplus		1,114,808	167,506
Statutory reserves	5	53,034	25,202
Retained earnings		181,061	—
		2,237,061	770,012
/inority interests		34,168	32,735
:urrent liabilities			
Accounts payable and accrued liabilities	8	111,655	65,158
Deferred revenue		5,535	8,380
Due to related parties		35,914	6,682
Dividends payable		124,051	124,051
Taxes payable		139,153	220,656
		416,308	424,927
[otal equity and liabilities		2,687,537	1,227,674

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2001

(Amounts expressed in thousands of Renminbi, except per share data)

	Note	Six months ended June 30 2001	2000
Revenues:			
Electronic travel distribution		227,091	203,110
Airport passenger processing		87,759	70,618
Data communication services		62,052	52,515
Equipment sales and other		26,238	10,198
Total revenues		403,140	336,441
Business taxes and other surcharges		(13,700)	(11,221)
Net revenues		389,440	325,220
Operating expenses:			
Depreciation		(44,851)	(48,298)
Amortisation		(560)	—
Network usage		(25,326)	(18,050)
Personnel		(27,739)	(19,284)
Operating lease rentals		(20,317)	(12,444)
Technical support services		(15,475)	(12,445)
Cost of equipment sold		(5,330)	(2,951)
Repairs and maintenance		(13,024)	(10,380)
Commission and promotion expenses		(16,995)	(14,081)
Other operating expenses		(25,681)	(22,816)
Total operating expenses		(195,298)	(160,749)
Operating profit		194,142	164,471
Financial income, net		17,953	1,224
Share of results from associated companies		2,251	196
Other (expenses) income, net		(1,891)	17
Profit before taxation	2	212,455	165,908
Taxation	3	(2,129)	(54,625)
Income before minority interests		210,326	111,283
Minority interests		(1,433)	(1,106)
Net profit		208,893	110,177
Earnings per share, basic and diluted (RMB)	4	0.25	0.19
Weighted average number of shares outstanding (thousand)		823,060	577,304

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2001

(Amounts expressed in thousands of Renminbi)

	For the six months ended June 30, 2001				
	Paid in capital	Capital surplus	Statutory reserves	Retained earnings	Total
Balance as at January 1, 2001	577,304	167,506	25,202	—	770,012
Net proceeds from public offering	310,854	947,302	—	—	1,258,156
Profit for the period	—	—	—	208,893	208,893
Transfer to statutory reserves	—	—	27,832	(27,832)	—
Balance as at June 30, 2001	888,158	1,114,808	53,034	181,061	2,237,061

	For the six months ended June 30, 2000				
	Paid in capital	Capital surplus	Statutory reserves	(Accumulated deficit) Retained earnings	Total
Balance as at January 1, 2000	260,133	155,934	175,854	(21,756)	570,165
Profit for the period	—	—	—	110,177	110,177
Transfer to statutory reserves	—	—	21,168	(21,168)	—
Distribution to China Civil Aviation Computer Information Center ("CACI")	—	—	—	(452,778)	(452,778)
Funds contributed or to be contributed by Civil Aviation Administration of China ("CAAC")	—	280,000	—	—	280,000
Reorganisation adjustments	77,401	(268,742)	(197,022)	388,363	—
Contribution from shareholders	239,770	—	—	—	239,770
Balance as at June 30, 2000	577,304	167,192	—	2,838	747,334

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2001

(Amounts expressed in thousands of Renminbi)

	Note	Six months ended June 30 2001	2000
Cash flows from operating activities			
Cash generated from operating activities	10	255,166	316,699
Interest paid		—	(26)
Enterprise income tax paid		(81,684)	(69,964)
Net cash from operating activities		173,482	246,709
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		(209,917)	(40,129)
(Increase) decrease in short-term bank deposit		(1,168,347)	3,784
Interest received		18,010	1,208
Dividends received from associated companies		35	153
Proceeds from disposal of property, plant and equipment		787	366
Net cash used in investing activities		(1,359,432)	(34,618)
Cash flows from financing activities			
Contribution from shareholders		1,258,156	239,770
Fund contributed by CAAC		—	40,000
Dividends paid to minority owners of subsidiaries		—	(2,480)
Distribution to CACI		—	(422,016)
Net cash provided by (used in) financing activities		1,258,156	(144,726)
Net increase in cash and cash equivalents		72,206	67,365
Cash and cash equivalents, beginning of period		584,729	163,037
Cash and cash equivalents, end of period		656,935	230,402

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

. ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with the International Accounting Standards ("IAS"), and have been reviewed by the Audit Committee of the Company. The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2000.

As the Company was incorporated on October 18, 2000, the condensed consolidated financial statements as at and for the six months ended June 30, 2000 have been prepared as if the current structure of the Group had been in existence throughout the year ended December 31, 2000 rather than from the incorporation date of the Company.

. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	Six months ended June 30	
	2001	**2000**
	RMB'000	*RMB'000*
After charging:		
Interest expense on bank loans repayable within five years	—	26
Less: amounts capitalised in assets under construction	—	—
Net interest expense	—	26
Depreciation	44,851	48,298
Amortisation	560	—
Loss on disposal of property, plant and equipment	1,829	9
Operating lease rentals	20,317	12,444
Provision for (write back of) decline in net realisable value of inventories	245	(481)
Cost of inventories	6,630	6,849
Contributions to defined contribution pension scheme	308	344
Exchange loss	55	41
Provision for housing fund	385	138
After crediting:		
Interest income	18,010	1,208

3. TAXATION

Pursuant to PRC income tax law, for the six months ended June 30, 2000, the Company is subject to enterprise income tax at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared in accordance with the accounting principles and financial regulations applicable to PRC enterprises. However, the Company was registered as a new technology enterprise in October, 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau to enjoy an exemption from enterprise income tax for the period from October 1, 2000 to December 31, 2002.

The Company's subsidiaries are entitled to different preferential tax rates ranging from 7.5% to 33%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operation. The taxation of the Group for the six months ended June 30, 2001 represents the income tax provisions made by these subsidiaries.

4. EARNINGS PER SHARE

Earnings per share for the six months ended June 30, 2001 and June 30, 2000 have been computed by dividing the corresponding net profit of RMB208,893,000 and RMB110,177,000, by the weighted average number of 823,060,000 ordinary shares in issue, and 577,304,000 shares outstanding immediately prior to the public offering of the Company's shares, respectively.

The weighted average number of ordinary shares for the six months ended June 30, 2001 used as the basis for calculating the earnings per share has been adjusted for the effect of the offering of the Company's shares in February 2001.

No diluted earnings per share are presented for the six months ended June 30, 2001 and June 30, 2000 as there were no potential dilutive ordinary shares outstanding during the periods.

5. STATUTORY RESERVES

For the six months ended June 30, 2001, RMB18,555,000 and RMB9,277,000, representing 10% and 5% of the after tax profits, as reflected in the Company's statutory financial statements prepared under the applicable accounting principles in the PRC, have been transferred to the statutory surplus reserve and the public welfare reserve, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

For the six months ended June 30, 2001, the Group acquired property, plant and equipment amounting to RMB199,989,000.

7. ACCOUNTS RECEIVABLE

The credit period is normally six months after services are rendered.

The aging analysis of accounts receivable is as follows:

	June 30, 2001	December 31, 2000
	RMB'000	*RMB'000*
Within 6 months	40,836	38,143
Over 6 months but within 1 year	4,776	15,114
Over 1 year but within 2 years	4,363	4,336
Over 2 years but within 3 years	105	880
	50,080	58,473
Provision for doubtful debts	(2,189)	(2,189)
	47,891	56,284

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable is as follows:

	June 30, 2001	December 31, 2000
	RMB'000	*RMB'000*
Within 6 months	15,630	5,779
Over 6 months but within 1 year	5,779	—
Over 1 year but within 2 years	—	581
Over 2 years but within 3 years	581	—
Total accounts payable	21,990	6,360
Accrued liabilities	89,665	58,798
	111,655	65,158

9. **SHARE CAPITAL**

The Company issued 310,854,000 H shares at HK$4.1 per share in February 2001. The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited on February 7, 2001.

	Number of shares	Amount
	'000	*RMB'000*
Authorised:		
Domestic Shares of RMB1 each:		
As at December 31, 2000	577,304	577,304
H Shares of RMB1 each:		
Offering of shares in February 2001	310,854	310,854
Total shares of RMB1 each:		
As at June 30, 2001	888,158	888,158
Issued and fully paid:		
Domestic Shares of RMB1 each:		
As at December 31, 2000	577,304	577,304
H Shares of RMB1 each:		
Offering of shares in February 2001	310,854	310,854
Total shares of RMB1 each:		
As at June 30, 2001	888,158	888,158

10. NOTES TO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

Reconciliation of profit before taxation to cash generated from operating activities:

	Six months ended June 30	
	2001	2000
	RMB'000	*RMB'000*
Profit before taxation and minority interests	212,455	165,908
Adjustments for:		
Depreciation and amortisation	45,411	48,298
Interest income	(18,010)	(1,208)
Interest expense	—	26
Loss (gain) on disposal of property, plant and equipment	1,829	(9)
Provision for (write-back of) decline in net realisable value of inventories	245	(481)
Share of results from associated companies	(2,251)	(196)
Operating profit before working capital changes	239,679	212,338
(Increase) Decrease in current assets:		
Accounts receivable	8,393	(1,500)
Inventories	2,173	3,312
Prepayments and other current assets	11,852	(8,019)
Due from related parties	(77,867)	51,495
Increase (Decrease) in current liabilities:		
Accounts payable and accrued liabilities	46,497	48,542
Deferred revenue	(2,845)	4,494
Due to related parties	29,232	6,684
Taxes payable	(1,948)	(647)
Cash generated from operating activities	255,166	316,699

11. ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEET

As at June 30, 2001, the net current assets of the Group amounted to RMB1,818,755,000, and the total assets less current liabilities of the Group amounted to RMB2,271,229,000.

12. COMMITMENTS

(a) Capital commitments

As at June 30, 2001, the Group had the following significant capital commitments:

	RMB'000
Authorised and contracted for	37,495
Authorised but not contracted for	—
Total	37,495

The above capital commitments primarily relate to the acquisition and installation of the new generation electronic travel distribution system.

Approximately RMB29,900,000 of the capital commitments outstanding as at June 30, 2001 were denominated in U.S. dollars (approximately US$3,600,000).

(b) Operating lease commitments

As at June 30, 2001, the Group had the following commitments under operating leases:

Payable	RMB'000
Within one year	23,401
Later than one year but not later than five years	93,368
Later than five years	100,318
Total	217,087

(c) Technical support fee

As at June 30, 2001, the Group had total technical support fee commitments of approximately RMB6,592,000.

Business Review for the First Half of the Year

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited ("HKSE") on February 7, 2001.

During the six months ended June 30, 2001 ("the first half of 2001"), each of the Group's core businesses continued to grow steadily. In the first half of 2001, the Electronic Travel Distribution (ETD) system processed approximately 36.7 million bookings on Chinese commercial airlines, representing an increase of approximately 13.6% over the six months ended June 30, 2000 ("the first half of 2000"). In addition, the Company processed approximately 1.6 million bookings on foreign and regional airlines, representing an increase of approximately 20.2% over the first half of 2000. In the first half of 2001, some progress was achieved in the hotel reservation business through the Company's cooperation with both non-air travel suppliers and certain Chinese commercial airlines.

In the first half of 2001, the Airport Passenger Processing (APP) system processed approximately 20.5 million passenger departures, representing an increase of approximately 37.1% over the first half of 2000 and approximately 55.9% of the total passenger departures handled by domestic airports during the first half of 2001. Apart from further improving and upgrading its APP system and urging more commercial airlines to increase the usage of its APP system at airports already installed with the system, the Company also installed the system at six domestic airports including Guilin and Hangzhou. In addition, new agreements were signed for the construction of APP front-end systems in eleven domestic airports including Qingdao and Changchun. Through the commencement of usage of the APP system by these airports installed or to be installed with the APP system, it is expected that by the end of 2001, the Company's APP system will be capable of processing a greater number of passenger departures.

The Company, together with a subsidiary of SITA, have formed a Sino-foreign joint venture, InfoSky Technology Company Limited ("InfoSky"), to engage in air cargo business. InfoSky commenced operations on January 1, 2001. In the first half of 2001, InfoSky's Air Cargo System (ACS) processed a total of approximately 2.2 million cargo airway bills, representing an increase of approximately 106.8% over the first half of 2000.

In the first half of 2001, the Company continued to implement its ongoing programme to upgrade its network infrastructure, with nodes in areas including Changsha and Nanjing upgraded to a TCP/IP platform. The Company has set up new local distribution centres (LDCs) in Hangzhou and Hong Kong in an effort to provide local users in these regions with better services.

With the use of the Internet technology, the Group also achieved progress in the business of its Internet-based travel platform, which was developed by leveraging its core ETD system, APP system, data network and ACS. Through travelsky.com, the Group provides direct access to its ETD system and allows individual consumers to book flight reservations. A total of approximately 1.2 million tickets were booked through travelsky.com during the first half of 2001. Apart from improving and upgrading the functions of its Internet-based travel platform, the Group also devoted significant efforts in providing air travel suppliers, travel agencies, corporate travel customers and cargo shippers with ASP (Application Services Provider) services as well as web-hosting solutions.

In the first half of 2001, the Company achieved some progress in the marketing of new-generation ETD products and services. China Eastern Airlines Corporation Limited has become the Company's third major customer following Air China and Xiamen Airlines Limited Company in using the Company's Net Fare Display system in notifying travel agencies of its sale prices for the new season. In addition, through its code-share technology, the Company has provided technical support to certain domestic and foreign commercial airlines in respect of their business cooperation, such as the cooperation between Air China with Shanghai Airlines Co. Ltd., and the cooperation between China Eastern Airlines Corporation Limited with American Airlines Inc. The data service system of the Company also successfully assisted Air China and China Southern Airlines Company Limited in the operation of their revenue management systems. Moreover, the number of terminal users of e-Term, a TCP/IP platform-based product of the Company, reached over 1,800.

The Group continued to maintain the reliability of the systems of all business units. In the first half of 2001, the available utilisation capacity of the Group's Inventory Control System (ICS), Computer Reservation System (CRS), APP and ACS were maintained at an outstanding level of approximately 99.99%, 99.99%, 99.99% and 99.99%, respectively.

With the assistance of the Company's professional management consultants and based on efforts in improving the Company's internal control system, the Company has preliminarily set up a reasonable system for the sharing of resources and has strengthened the connections between each internal business unit with the Company. The above has ensured the implementation of the Company's strategy towards a unified approach in combining products and services as well as the operation of a system for the provision of integrated services. The Company will strive to enhance its operational efficiency by continuing to improve its internal working processes, establishing a performance evaluation system and strengthening its incentive and control mechanisms.

Research and Development

In the first half of 2001, the Company continued to develop and improve its new-generation ETD products in an effort to provide participants of the air travel and tourism industries with information technology solutions and services which can improve their value chains. During the period, the Company completed the development of its Market Information Data Tape (MIDT) product. In addition, the Company also completed the development of the Ticket Control Number data service which confirms to the APTCO settlement standard. The Ticket Control Number data service enables airlines to get timely access to accurate passenger information at the point of ticket sales and at the time of boarding. Moreover, when the BSP ticket management system, which was developed by the Company, is connected to the system of the International Air Transport Association (IATA), the BSP ticket management department will be able to supervise, on a timely basis, the use of BSP tickets by travel agencies. Furthermore, the Company completed the development of its Agency Intelligent Terminal system which enables travel agencies to provide air travel customers with better business travel services. The Group will promote the aforesaid new products and services progressively, and it is anticipated that these new products and services will better satisfy the increasing needs of participants of the Chinese air travel and tourism industries to enhance operational efficiency through the adoption of information technology solutions and services. In addition, the Company is currently working with domestic commercial banks in joint efforts to develop for air travel consumers a complete set of electronic services ranging from tickets reservation and settlement to boarding, and to provide air travel suppliers with electronic sale and settlement solutions.

By applying the advanced OPEN/ENV technology, the Company has improved the data exchange mechanism between the ICS system and the CRS system, enhanced the processing abilities of the two systems and strengthened the processing abilities of the host systems in catering for open platform access. The Company also purchased for its ETD system a mainframe computer which will be in use in the second half of 2001, and which is anticipated to significantly improve the processing ability, functions and efficiency of the ETD system.

Management'S Discussion and Analysis of Financial Condition and Results of Operations

Introduction

For the first half of 2001, the Group achieved a pre-tax profit of RMB212.5 million, representing an increase of 28.1% over the first half of 2000. Earnings before interest, tax, depreciation and amortisation (EBITDA) were RMB239.9 million, representing an increase of 12.6% over the first half of 2000. Net profit was RMB208.9 million, which represents an increase of 89.6% over the first half of 2000. The growth in profit was mainly attributable to the increase in the Group's business volume and the income tax preferential treatment.

The turnover and results of the Group mainly derive from its operations in China. The earnings per share of the Group were RMB0.25 for the first half of 2001.

Total Revenues

The total revenues of the Group in the first half of 2001 rose by RMB66.7 million, or 19.8%, to RMB403.1 million from RMB336.4 million in the first half of 2000. The increase in total revenues was mainly attributable to the growth in the Group's business. The reasons for the increase in total revenues are as follows:

- ETD revenues represented 56.3% of the Group's total revenues in the first half of 2001 as compared to 60.4% in the first half of 2000. ETD revenues increased by 11.8% to RMB227.1 million in the first half of 2001 from RMB203.1 million in the first half of 2000. The increase was principally attributable to various reasons including an increase in the usage of the Company's ETD services by Chinese commercial airlines due to the growth in the Chinese economy and Chinese air travel and tourism industries; an increase in the usage of the Company's ETD services by foreign and regional airlines; as well as an increase in the Company's ETD services charges applicable to both foreign and regional airlines.

- APP revenues accounted for 21.8% of the Group's total revenues in the first half of 2001 as compared to 21.0% in the first half of 2000. APP revenues increased by 24.3% to RMB87.8 million in the first half of 2001 from RMB70.6 million in the first half of 2000. The increase was mainly attributable to both the installation of APP front-end systems in six domestic airports in the first half of 2001 and the increase in the usage of APP services by the Group's existing customers.

- Data network revenues accounted for 15.4% of the Group's total revenues in the first half of 2001 as compared to 15.6% in the first half of 2000. Data network revenues increased by 18.2% to RMB62.1 million in the first half 2001 from RMB52.5 million in the first half of 2000. The increase was attributable to an increase in the business volume of the Group in 2001 as a result of the promotion of BSP in 2000 and the expansion of the Group's business by the newly-established LDCs.

Equipment sales and other revenues increased by 157.3% to RMB26.2 million in the first half of 2001 from RMB10.2 million in the first half of 2000. The increase was mainly attributable to the transfer, by the SITA subsidiary to the Group, of the agreed cargo contract revenues from Air China and China Eastern Airlines Corporation Limited in 2001, and an increase in revenues from APP contracts, as well as revenues from the Group's Internet-based travel platform services.

Net Revenues

Net revenues increased by 19.7% to RMB389.4 million in the first half of 2001 from RMB325.2 million in the first half of 2000.

Operating Expenses

Total operating expenses increased by RMB34.6 million, or 21.5%, to RMB195.3 million in the first half of 2001 from RMB160.7 million in the first half of 2000. The percentage increase in total operating expenses was more than the 19.8% increase in total revenues due to the establishment and development of its new-generation ETD system by the Group, and an increase in business activities in support of the Group's business development. The reasons for the increase in operating expenses are as follows:

Depreciation decreased by 7.1% primarily due to the fact that a mainframe computer had been fully depreciated at the end of 2000;

Total cost of network usage increased by 40.3% due to increased volume of network usage in support of the Group's growing ETD and APP businesses;

Personnel expenses increased by 43.8% due to an increase in the number of staff for the Group's business development as well as an increase in staff salaries;

Operating lease rentals increased by 63.3% due to additional area rented by the Company's headquarters for business expansion;

Cost of technical support services increased by 24.3% due to additional technical support expenses associated with the development of the Group's new generation ETD system;

Repair and maintenance costs for the first half of 2001 increased by 25.5% due to the signing of a new network equipment maintenance contract with CISCO at the end of 2000;

Commission and promotion expenses increased by 20.7% due to the growth in new APP customers and the success of the Group's APP promotional programmes; and

Other operating expenses increased by 12.6% due to increased expenses following the initial public offer of the Company's H shares in the first half of 2001.

As a result of the above changes in net revenues and operating expenses, the operating profit of the Group increased by RMB29.6 million, or 18.0%, to RMB194.1 million in the first half of 2001 from RMB164.5 million in the first half of 2000.

Net Financial Income

Net financial income in the first half of 2001 amounted to RMB18.0 million as compared to RMB1.2 million in the first half of 2000. The increase was mainly attributable to the substantial increase in interest income accrued from the deposit of the proceeds from the initial public offering of the Company's H shares in the first half of 2001.

Taxation

Taxation decreased by 96.1% to RMB2.1 million in the first half of 2001 from RMB54.6 million in the first half of 2000 since the Company was subject to income tax at a rate of 33% in the first half of 2000 and was entitled to exemption from enterprise income tax in the first half of 2001.

Net Profit

As a result of the above factors, the Group's net profit increased by RMB98.7 million, or 89.6%, to RMB208.9 million in the first half of 2001 from RMB110.2 million in the first half of 2000.

Liquidity and Capital Structure

For details of the cash flows of the Group for the first half of 2001, please refer to the unaudited condensed consolidated statement of cash flows and the explanatory notes attached thereto.

In the first half of 2001, the Group derived its working capital mainly from operating activities and financing activities. Net cash inflow from operating activities amounted to RMB173.5 million. Cash inflow from financing activities was attributable to the net proceeds generated from the initial public offering of the Company's H shares in February 2001.

During the first half of 2001, the Group had no outstanding short-term or long-term bank loans.

As at June 30, 2001, the cash and cash equivalents of the Group amounted to RMB656.9 million, of which 96.8% was denominated in Renminbi, 2.8% in US dollars and 0.4% in Hong Kong dollars.

Capital Expenditures

The total capital expenditures of the Group increased by a substantial amount of RMB169.8 million from RMB40.1 million in the first half of 2000 to RMB209.9 million in the first half of 2001.

The total capital expenditures of the Group in the first half of 2001 mainly comprised of the purchase of hardwares, softwares and equipment under the Group's ETD business strategy, and the softwares required for ACS.

The total capital expenditures of the Group for the year 2001 are estimated to be approximately RMB335.5 million, principally to be used for the development and gradual promotion of the new-generation ETD products and services, and the development of APP, ACS and other new businesses.

[he capital expenditure programme will be funded by the net proceeds from the Company's initial public ›ffering and internal cash flow from operating activities.

[he Directors expect that the capital resources of the Group in 2001 will be able to fully cover the capital equired for the capital expenditure programme and daily operations.

?oreign Exchange Risk

[he Group is exposed to foreign exchange risk related to its capital expenditures given the fact that a substantial ›ortion of its capital expenditures is paid in US dollars for imported equipment. Under the current foreign :xchange system in the PRC, apart from foreign currencies in the form of cash and bank deposit which can ›e hedged against part of the foreign exchange risks, the Group is not able to fully hedge against its currency isks.

:mployees

\s at June 30, 2001, the total number of employees of the Group was 743. Personnel expenses amounted to ҀMB27.7 million for the first half of 2001, representing 14.2% of the total operating expenses of the Group n the first half of 2001.

:he remuneration package of the Group's employees includes salary, bonus and other benefits. In situations vhere the relevant laws and regulations in the PRC permit the Group to do so, the Group offers salaries of lifferent levels to different employees based on factors which include their performance, qualifications and luties.

n the first half of 2001, the Group continued to provide its employees with learning opportunities in the .reas of air travel and tourism, computer technology and business management, as well as the latest levelopments in the areas of computer technology, law and economy.

›rospect for the Second Half of the Year

)espite the slowdown in the global economy in the first half of 2001, China's economy has still been growing .t a rate of 7.9%. With the series of important State measures including a positive financial policy, the levelopment of the Western part of China and the stimulation of internal demand, the Directors believe that he domestic economy will continue to develop at a speedy and healthy pace in the second half of 2001. The)irectors anticipate that the sustainable development of the Chinese air travel and tourism industries will be ostered by factors including the continuous growth of the Chinese economy, the strategic reorganisation of he Chinese civil aviation industry which began in April 2001, the success of Beijing in its bid for the ıosting of the 2008 Olympic Games and the accession of China to the WTO in the second half of 2001. In ›rder to capture the new opportunities and to face the new challenges, the Company will focus on the ollowing tasks:

to continue the implementation of the five-year capital expenditure programme, integrate Internet and open platform technologies, make reference to advanced international technological standards, devote significant efforts in developing information technology solutions and services suited to the Chinese air travel and tourism industries, in an effort to further consolidate the status of the Company as the dominant provider of information technology solutions for the air travel and tourism industries in China;

- to continue to adhere to efficient modes of business operations and new marketing strategies, so as to significantly expand the market for core businesses, and maintain and increase the market share for such businesses;

- to take full advantage of the experience and leading position of the Group in providing the Chinese air travel and tourism industries with information technology solutions in the last 20 years to satisfy the increasing reliance by participants of the Chinese air travel and tourism industries and industries related thereto on information technology solutions to improve their value chains and the competitiveness of their core businesses, thereby creating new development opportunities for the Group;

- to devote continued efforts in reducing operating costs by applying advanced technical measures, and to increase the efficiency of capital utilisation through a variety of measures; and

- to identify, in the course of the reorganization of the Chinese civil aviation industry and through the use of the Group's abundant capital, strategic acquisition or investment opportunities in businesses which are related to the core businesses of the Company.

Interim Dividend

The Directors do not recommend the payment of an interim dividend for the first half of 2001.

Substantial Shareholders

In 2000, the Company issued 577,303,500 domestic shares to its promotors. In February 2001, the H shares of the Company were listed on the HKSE, and a total of 310,854,000 H shares were issued. As at June 30, 2001, in accordance with the register maintained pursuant to section 16(1) of the Securities (Disclosure of Interests) Ordinance (Cap. 396 of the Laws of Hong Kong) (the "SDI Ordinance"), the following substantial shareholders were holding 10% or more in their respective class of share capital of the Company:

Name of shareholder	Class	No. of shares held	Percentage of respective class of share captial	Percentage of total share capital
CACI	Domestic	198,496,500	34.4%	22.3%
Southern Airlines (Group) Co.	Domestic	83,187,000	14.4%	9.4%
Eastern Air Group Co.	Domestic	68,685,500	11.9%	7.7%
Air China	Domestic	58,123,000	10.1%	6.5%

Save as disclosed above, in accordance with the register maintained pursuant to section 16(1) of the SDI Ordinance, there are no other shareholders who held 10% or more in their respective class of issued share capital of the Company as at June 30, 2001.

Interests of Directors and Supervisors in the Share Capital of the Company

As at June 30, 2001, none of the Directors and Supervisors had any interest in any shares in or debentures of he Company or any associated corporation (within the meaning of the SDI Ordinance) as recorded in the egister required to be kept under section 29 of the SDI Ordinance or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, n the case of Supervisors, which would be required to be notified as described above if they had been Directors.

During the first half of 2001 and before, the Company had not granted its Directors, Supervisors, or their espective spouses and children under 18 years of age any rights to subscribe for the shares and debentures of the Company.

Trust Deposits and Overdue Time Deposits

As at June 30, 2001, the Group did not have any trust deposits or irrecoverable overdue time deposits.

Purchase, Sale or Redemption of Securities

For the first half of 2001, save for the initial public offering of a total of 310,854,000 H shares of RMB1 each, the Company and its subsidiaries did not purchase, sell or redeem any of the Company's securities.

Audit Committee and Compliance with Code of Best Practice

The Audit Committee of the Company had discussed and reviewed with the Company's management the inancial information contained in the interim report, and had also discussed among themselves matters ncluding internal control and financial reporting. The Directors are of the opinion that the Company has omplied with the requirements of the Code of Best Practice as set out in Appendix 14 to the Rules Governing he Listing of Securities on the HKSE since the listing of its H shares on the HKSE.

By Order of the Board



Chairman

August 30, 2001

國民航信息網絡股份有限公司(「本公司」)之董事會(「董事會」)欣然公佈本公司及其附屬司(「本集團」)截至二零零一年六月三十日止六個月的按照國際會計準則編制的未經審計中期業績報告：

明綜合資產負債表(*未經審計*)

零零一年六月三十日

貨幣單位：人民幣千元)

	附注	二零零一年六月三十日	二零零零年十二月三十一日
產			
業、廠房及設備，淨值	6	434,466	281,944
形資產，淨值		9,368	—
聯營公司的投資		8,640	6,424
		452,474	288,368
動資產			
現金及現金等價物		656,935	584,729
短期銀行存款		1,195,753	27,406
應收帳款，淨值	7	47,891	56,284
存貨		7,262	9,680
預付款項及其他流動資產		19,510	31,362
應收關聯公司		307,712	229,845
		2,235,063	939,306
資產總值		2,687,537	1,227,674
益及負債			
本及盈餘公積			
收資本	9	888,158	577,304
本公積		1,114,808	167,506
定盈餘公積	5	53,034	25,202
存收益		181,061	—
		2,237,061	770,012
數股東權益		34,168	32,735
動負債			
應付帳款及預提費用	8	111,655	65,158
遞延收益		5,535	8,380
應付關聯公司		35,914	6,682
應付股利		124,051	124,051
應交稅金		139,153	220,656
		416,308	424,927
益及負債合計		2,687,537	1,227,674

簡明綜合損益表(未經審計)

截至二零零一年六月三十日止六個月

(除每股數據外,所有金額均以人民幣千元為單位)

	附注	截至六月三十日止六個月 二零零一年	二零零零年
收入:			
電子旅遊分銷		227,091	203,110
機場旅客處理		87,759	70,618
數據網絡服務		62,052	52,515
設備銷售及其他		26,238	10,198
總收入		403,140	336,441
營業稅金及附加		(13,700)	(11,221)
淨收入		389,440	325,220
營業成本:			
折舊		(44,851)	(48,298)
攤銷		(560)	—
網絡使用費		(25,326)	(18,050)
人工成本		(27,739)	(19,284)
經營租賃支出		(20,317)	(12,444)
技術支持費		(15,475)	(12,445)
設備銷售成本		(5,330)	(2,951)
維修及保養費用		(13,024)	(10,380)
佣金及推廣費用		(16,995)	(14,081)
其他營業成本		(25,681)	(22,816)
總營業成本		(195,298)	(160,749)
營業利潤		194,142	164,471
財務收入,淨額		17,953	1,224
應佔聯營公司收益		2,251	196
其他(支出)收入淨額		(1,891)	17
除稅及少數股東權益前利潤	2	212,455	165,908
所得稅	3	(2,129)	(54,625)
除少數股東權益前利潤		210,326	111,283
少數股東權益		(1,433)	(1,106)
淨利潤		208,893	110,177
每股盈利(基本及攤薄)(人民幣)	4	0.25	0.19
加權平均已發行股份數目(千股)		823,060	577,304

明綜合股東權益變動表(未經審計)

至二零零一年六月三十日止六個月

幣單位：人民幣千元)

	截至二零零一年六月三十日止六個月				
	實收資本	資本公積	法定盈餘公積	留存收益	總計
零零一年一月一日餘額	577,304	167,506	25,202	—	770,012
市募集所得資金，淨額	310,854	947,302	—	—	1,258,156
期間利潤	—	—	—	208,893	208,893
入法定盈餘公積	—	—	27,832	(27,832)	—
零零一年六月三十日餘額	888,158	1,114,808	53,034	181,061	2,237,061

	截至二零零零年六月三十日止六個月				
	實收資本	資本公積	法定盈餘公積	(累計虧損) 留存收益	總計
零零零年一月一日餘額	260,133	155,934	175,854	(21,756)	570,165
期間利潤	—	—	—	110,177	110,177
入法定盈餘公積	—	—	21,168	(21,168)	—
配予民航計算機信息中心	—	—	—	(452,778)	(452,778)
航總局撥付資金	—	280,000	—	—	280,000
組調整	77,401	(268,742)	(197,022)	388,363	—
東出資	239,770	—	—	—	239,770
零零零年六月三十日餘額	577,304	167,192	—	2,838	747,334

簡明綜合現金流量表(未經審計)

截至二零零零一年六月三十日止六個月

(貨幣單位：人民幣千元)

	附注	截至六月三十日止六個月 二零零一年	二零零零年
經營活動現金流量			
經營活動提供之現金	10	255,166	316,699
利息支出		—	(26)
企業所得稅支出		(81,684)	(69,964)
經營活動提供之現金流量淨額		173,482	246,709
投資活動之現金流量			
購買物業、廠房、設備及無形資產		(209,917)	(40,129)
短期銀行存款(增加)減少		(1,168,347)	3,784
利息收入		18,010	1,208
自聯營公司之股息收入		35	153
出售物業、廠房及設備所得款項		787	366
投資活動使用之現金流量淨額		(1,359,432)	(34,618)
融資活動之現金流量			
股東出資		1,258,156	239,770
民航總局撥付資金		—	40,000
已付附屬公司少數股東股息		—	(2,480)
分派予民航計算機信息中心		—	(422,016)
融資活動提供(使用)之現金流量淨額		1,258,156	(144,726)
現金及現金等價物增加淨額		72,206	67,365
現金及現金等價物，期初餘額		584,729	163,037
現金及現金等價物，期末餘額		656,935	230,402

經審計的簡明綜合財務報表附注

＜另有說明外，所有金額以人民幣元為單位）

主要會計政策及編制基礎

本未經審計的簡明綜合財務報表是在歷史成本原則下編制的，符合國際會計準則，並已經本公司審核委員會審閱。會計政策與截至二零零零年十二月三十一日止年度財務報表所採用的一致。

由於本公司於二零零零年十月十八日成立，本集團二零零零年六月三十日的簡明綜合財務報表的編制是假設本集團現有的架構於二零零零年已一直存在，而非自本公司註冊日起才存在。

除稅前利潤

除稅前利潤已扣除（計入）下列各項：

	截至六月三十日止六個月	
	二零零一年	二零零零年
	人民幣千元	*人民幣千元*
已扣除：		
須於五年內償還的銀行借款利息開支	—	26
減：在建工程被資本化金額	—	—
淨利息支出	—	26
折舊	44,851	48,298
攤銷	560	—
出售物業、廠房及設備的虧損	1,829	9
經營租賃支出	20,317	12,444
計提（沖回）存貨可變現淨值減值準備	245	(481)
存貨成本	6,630	6,849
定額供款退休金計劃的供款	308	344
匯兌損失	55	41
住房公基金供款	385	138
已計入：		
利息收入	18,010	1,208

3. 税項

根據中國所得稅法，本公司於截至二零零零年六月三十日止六個月期間乃按照中國企業適用的會計原則及財務條例編制的本公司法定帳目所載，應課稅收入的33%繳付企業所得稅。然而，本公司已於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並得到了海淀區國家稅務局的批准，享受自二零零零年十月一日至二零零二年十二月三十一日止期間內免徵企業所得稅的稅收優惠。

本公司的附屬公司享有介乎7.5%至33%不同程度的優惠稅率。此外，該等附屬公司於開業數年內有權享有若干項稅項減免。本集團截至二零零一年六月三十日止六個月期間的所得稅是指這些附屬公司所提取的所得稅。

4. 每股盈利

截至二零零一年及二零零零年六月三十日止兩個期間的每股盈利是通過將淨利潤人民幣208,893,000元及人民幣110,177,000元，分別除以發行在外的加權平均普通股股數823,060,000股及在公開發售本公司股份前已發行的577,304,000股計算得出。

作為每股盈利計算基礎的發行在外的截至二零零一年六月三十日止六個月期間的加權平均普通股股數已就本公司於二零零一年二月發行新股而進行了調整。

由於在截至二零零一年及二零零零年六月三十日止期間並無已發行可能具有攤薄效應的潛在普通股，故未呈列每股攤薄盈利。

5. 法定盈餘公積

本公司已按在中國會計準則下編制的法定財務報表中反映之截至二零零一年六月三十日止六個月期間稅後利潤的10%（人民幣18,555,000元）和5%（人民幣9,277,000元）分別提取了法定公積金和法定公益金。

6. 物業、廠房及設備

截至二零零一年六月三十日止六個月期間，本集團新購物業，廠房及設備價值為人民幣199,989,000元。

7. 應收帳款

應收帳款的收款期限一般為提供服務後六個月。

應收帳款的帳齡分析如下：

	二零零一年六月三十日人民幣千元	二零零零年十二月三十一日人民幣千元
六個月內	40,836	38,143
六個月至一年	4,776	15,114
一年至二年	4,363	4,336
二年至三年	105	880
	50,080	58,473
壞帳準備	(2,189)	(2,189)
	47,891	56,284

8. 應付帳款及預提費用

應付帳款帳齡分析如下：

	二零零一年六月三十日人民幣千元	二零零零年十二月三十一日人民幣千元
六個月以內	15,630	5,779
六個月至一年	5,779	—
一年至二年	—	581
二年至三年	581	—
應付帳款合計	21,990	6,360
預提費用	89,665	58,798
	111,655	65,158

). 股本

本公司310,854,000股的H股於二零零一年二月以每股4.1港幣公開發行。本公司的H股於二零零一年二月七日在香港聯合交易所有限公司上市。

	股數 千股	金額 人民幣千元
法定:		
每股面值人民幣1元的內資股：		
於二零零零年十二月三十一日	577,304	577,304
每股面值人民幣1元的H股：		
二零零一年二月發行的股票	310,854	310,854
每股面值人民幣1元的股票合計：		
於二零零一年六月三十日	888,158	888,158
已發行及繳足：		
每股面值人民幣1元的內資股:		
於二零零零年十二月三十一日	577,304	577,304
每股面值人民幣1元的H股：		
二零零一年二月發行的股票	310,854	310,854
每股面值人民幣1元的股票合計：		
於二零零一年六月三十日	888,158	888,158

. 簡明綜合現金流量表附注(未經審計)

稅前利潤與經營活動提供之現金對帳：

	截至六月三十日止六個月	
	二零零一年	二零零零年
	人民幣千元	人民幣千元
除稅及少數股東權益前利潤	212,455	165,908
就下列各項調整：		
折舊及攤銷	45,411	48,298
利息收入	(18,010)	(1,208)
利息支出	—	26
出售物業、廠房及設備虧損(收益)	1,829	(9)
計提(沖回)存貨可變現淨值減值準備	245	(481)
應佔聯營公司收益	(2,251)	(196)
運營資金改變前之經營利潤	239,679	212,338
流動資產(增加)減少：		
應收帳款	8,393	(1,500)
存貨	2,173	3,312
預付款項及其他流動資產	11,852	(8,019)
應收關聯公司	(77,867)	51,495
流動負債增加(減少)		
應付帳款及預提費用	46,497	48,542
遞延收益	(2,845)	4,494
應付關聯公司	29,232	6,684
應交稅金	(1,948)	(647)
經營活動提供之現金	255,166	316,699

11. 資產負債表補充資料

於二零零一年六月三十日，本集團的淨流動資產為人民幣1,818,755,000元，總資產與流動負債的差額為人民幣2,271,229,000元。

12. 承諾事項

(a) 資本承諾

於二零零一年六月三十日，本集團有以下重大資本承諾：

	人民幣千元
已授權且訂約	37,495
已授權但未訂約	—
總計	37,495

上文所述的資本承諾主要與購買及安裝新一代電子旅遊分銷系統相關。

於二零零一年六月三十日上述資本承諾中約有人民幣29,900,000元是以美元計價（約為3,600,000美元）。

(b) 經營租賃承諾

於二零零一年六月三十日，本集團有以下經營租賃承諾：

應付	人民幣千元
一年內	23,401
一年後但五年內	93,368
五年後	100,318
總計	217,087

(c) 技術支持費承諾

於二零零一年六月三十日,本集團的技術支持費用承諾總數約為人民幣6,592,000元。

上半年業務回顧

本公司的H股於二零零一年二月七日在香港聯合交易所有限公司(「香港聯交所」)掛牌上市。

本集團的各項核心業務在截至二零零一年六月三十日止的六個月期間(「二零零一年上半年」)繼續保持了穩定的增長。二零零一年上半年，電子旅遊分銷(ETD)系統處理中國商營航空公司航班訂座量約36.7百萬人次，較截至二零零零年六月三十日止的六個月期間(「二零零零年上半年」)增長了約13.6%；處理外國及地區航空公司的航班訂座量約1.6百萬人次，較二零零零年上半年增長了約20.2%。二零零一年上半年，本公司與非航空旅遊產品供應商和部分中國商營航空公司合作，在酒店分銷方面也取得了一定進展。

二零零一年上半年，機場旅客處理(APP)系統處理機場出港旅客量約20.5百萬人次，較二零零零年上半年增長了約37.1%，約佔中國機場出港總旅客量的55.9%。本公司在進一步完善和提升APP系統功能，促使更多商營航空公司在已經安裝APP系統的機場提高APP使用率的同時，為桂林、杭州等六家國內機場安裝了APP系統，並先後與青島、長春等十一家國內機場簽定了APP前端系統建設協議。隨著這些已經安裝了APP系統的機場和即將安裝APP系統的機場開始使用APP系統，到二零零一年年底，預計本公司的APP系統將可以處理更多的出港旅客。

本公司與SITA附屬公司成立的從事航空貨運業務的中外合資企業天信達信息技術有限公司(「天信達」)，已於二零零一年一月一日起開始正式運營。二零零一年上半年，天信達的航空貨運系統(ACS)共處理了約2.2百萬張航空貨運單，較二零零零年上半年增長了約106.8%。

二零零一年上半年，本公司繼續推行網絡基礎設施升級計劃，將長沙、南京等地的節點升級至TCP/IP平台。本公司在杭州和香港設立了新的地區分銷中心，以為當地用戶提供更好的服務。

本集團結合互聯網科技，利用核心的ETD系統、APP系統、數據網絡及ACS，開發的基於互聯網的旅遊平台業務也有所進展。本集團透過信天遊網站提供直接接入ETD系統的接口，容許個人消費者訂購機票。信天遊網站在二零零一年上半年在線訂購了約120萬張機票。本集團在完善和提升基於互聯網旅遊平台性能的同時，也致力為航空旅遊產品和服務供應商、旅遊分銷代理人、公司旅行客戶及貨運商提供應用程式服務供應和網頁寄存解決方案。

二零零一年上半年，本公司新一代ETD產品和服務的市場推廣活動取得了一定進展：中國東方航空股份有限公司使用本公司的淨價發佈系統向各旅遊分銷代理人發佈其新一季銷售價格信息，成為繼中國國際航空公司、廈門航空有限公司之後的第三個重要客戶；同時，本公司的代號共享技術為中國國際航空公司與上海航空有限公司、中國東方航空股份有限公司與美國航空公司等部分國內外商營航空公司之間的商務合作提供技術支持；本公司的數據服務系統也成功支持了中國國際航空公司及中國南方航空股份有限公司運營其收益管理系統。另外，使用本公司的基於TCP/IP平台產品e-Term的用戶前端數也已達一千八百多個。

本集團繼續保持了各個業務單元的系統可靠性。二零零一年上半年，本集團供應控制系統(ICS)、計算機訂票系統(CRS)、APP和ACS主機系統的可利用率分別約為99.99%、99.99%、99.99%和99.99%，成績斐然。

本公司在專業管理顧問的幫助下，在完善本公司內部責任控制體系的基礎上，初步建立了合理的資源共享機制，強化了本公司內部各業務單元之間的聯系，從而保證了本公司統一的產品、服務組合策略的實施和一體化服務體系的運作。本公司還將繼續優化內部工作流程，建立績效考評體系，強化激勵約束機制，提高本公司的運營效率。

研究與開發

二零零一年上半年，本公司繼續開發、完善新一代ETD的產品，提供能夠改善航空旅遊行業參與者價值鏈的資訊科技解決方案和服務。這期間，本公司開發完成了MIDT產品；也開發完成了符合APTCO結算標準的票證信息管理數據服務，該項服務允許航空公司用戶在航班銷售和航空旅客登機的同時，及時掌握準確的客運信息。本公司自主開發的BSP票證管理系統與國際航協系統的數據聯接後，能使BSP票證管理部門及時監控旅遊分銷代理人使用BSP客票的情況。同時，本公司開發完成了代理人前端仿真系統，該產品能夠幫助旅遊分銷代理人為航空旅客提供更好的商務旅行服務。本集團將逐步推廣上述的新產品和服務，預期將可以進一步滿足中國航空旅遊行業參與者日益關注通過廣泛採用資訊科技解決方案和服務提高營運效率的需求。此外，本公司正在與中國的商業銀行合作，共同開發為航空旅客、提供機票預訂、支付結算以至登機的全程電子化服務，並為航空旅遊服務供應商提供電子化的銷售和資金結算方案。

本公司利用先進的OPEN/ENV技術，優化了ICS系統與CRS系統之間的數據交換方式，提高了兩個系統的事務處理能力，同時也增強了主機系統面向開放平台的事務處理能力。本公司還為ETD系統購買了一台主機，這台主機在二零零一年下半年投入使用，預計將大幅度地提高ETD系統的處理能力並改善ETD系統的性能和運行效率。

管理層對財務狀況和經營表現的討論及分析

概述

二零零一年上半年，本集團稅前利潤人民幣212.5百萬元，較二零零零年上半年增長了28.1%。折舊、攤銷、息稅前盈餘(EBITDA)人民幣239.9百萬元，較二零零零年上半年增長了12.6%。淨利潤人民幣208.9百萬元，較二零零零年上半年增長了89.6%。本集團盈利增加，主要原因是本集團業務量增長及因所得稅減免優惠所致。

本集團的營業額及業績主要來自本集團在中國的營運。本集團二零零一年上半年每股盈利人民幣0.25元。

總收入

本集團二零零一年上半年總收入為人民幣403.1百萬元，較二零零零年上半年總收入人民幣336.4百萬元，增長了人民幣66.7百萬元或19.8%，總收入的增加主要是由於本集團業務增長所致。總收入的增加反映在下列各項中：

- ETD收入佔本集團二零零一年上半年總收入的56.3%；二零零零年上半年為60.4%。ETD收入由二零零零年上半年的人民幣203.1百萬元增加至二零零一年上半年的人民幣227.1百萬元，增長了11.8%。該項增長主要是由於中國經濟及中國航空旅遊行業的增長使中國商營航空公司使用本公司ETD的服務使用量增加，以及國外和地區航空公司使用本公司ETD服務的用量上升和本公司提高了國外及地區航空公司使用本公司ETD服務的價格所致。

- APP收入佔本集團二零零一年上半年的總收入的21.8%；二零零零年上半年為21.0%。APP收入由二零零零年上半年的人民幣70.6百萬元增加至二零零一年上半年的人民幣87.8百萬元，增長了24.3%。該項增加主要是由於二零零一年上半年有6家國內機場安裝了APP前端系統以及本集團現有用戶提高了APP服務的使用量。

- 數據網絡收入佔本集團二零零一年上半年總收入的15.4%，二零零零年上半年為15.6%。數據網絡收入由二零零零年上半年的人民幣52.5百萬元增加至二零零一年上半年的人民幣62.1百萬元，增長了18.2%。該項收入的增加主要是由於二零零零年BSP的推廣使本集團二零零一年業務量有所增長以及通過新設立的地區分銷中心擴展本集團業務所致。

- 設備銷售及其他收入由二零零零年上半年的人民幣10.2百萬元增加至二零零一年上半年的人民幣26.2百萬元，增長了157.3%。此項增加主要反映了SITA附屬公司按照協議規定，從二零零一年起將與中國國際航空公司和中國東方航空股份有限公司有關貨運合同收入轉移到本集團，以及APP合同收入和本集團基於互聯網的旅遊平台服務收入增加所致。

淨收入

淨收入由二零零零年上半年的人民幣325.2百萬元增加至二零零一年上半年的人民幣389.4百萬元，增長了19.7%。

營業成本

二零零一年上半年總營業成本為人民幣195.3百萬元，較二零零零年上半年的人民幣160.7百萬元，增加了人民幣34.6百萬元或21.5%。總營業成本的增長幅度比總收入的增長幅度19.8%高，這是由於本集團建設及擴充新一代ETD系統和為支持本集團業務發展而引起經營活動增加。營業成本增長亦反映在以下各項中：

- 折舊減少了7.1%，主要是由於在二零零零年底有一台電腦主機已提足折舊；
- 為支持本集團的ETD及APP業務的增長而增加了網絡使用量，網絡使用的成本增加了40.3%；
- 人工成本增加了43.8%，主要是由於為支持本集團業務發展而增加了員工數量和提高了員工薪酬水平；
- 由於業務的擴展，公司總部租用的面積增加，使經營租賃支出增加了63.3%；
- 與本集團發展新一代ETD相關的技術支持費用增加，使技術支持服務費增加了24.3%；
- 由於二零零零年底與CISCO新簽了網絡設備維護合同，使二零零一年上半年維修及保養費用增加了25.5%;
- 由於新增加了APP用戶，及成功實施了本集團APP促銷計劃，使佣金和推廣費用增加了20.7%；
- 由於本公司股票在二零零一年上半年首次公開上市，新增加了與公司H股股票上市後有關費用，從而使其他營業成本增加了12.6%。

由於淨收入及營業成本的上述變化，本集團的營業利潤由二零零零年上半年的人民幣164.5百萬元增加至二零零一年上半年的人民幣194.1百萬元，增加了人民幣29.6百萬元或增長了18.0%。

財務收益

零零零年上半年的淨財務收益為人民幣1.2百萬元，二零零一年上半年的淨財務收益為人幣18.0百萬元，此項改善的主要原因是由於本公司二零零一年上半年因首次上市籌集資金銀行存款利息大幅度增加所致。

項

項由二零零零年上半年的人民幣54.6百萬元減少至二零零一年上半年的人民幣2.1百萬元，降了96.1%，這是由於本公司二零零零年上半年支付的所得稅稅率為33%，而二零零一年半年本公司享有免於徵收企業所得稅的稅收優惠，無需繳納企業所得稅。

利潤

於上述因素，本集團淨利潤由二零零零年上半年的人民幣110.2百萬元增加至二零零一年半年的人民幣208.9百萬元，增加了人民幣98.7百萬元或增長了89.6%。

現能力與資本結構

零零一年上半年本集團的現金流量情況見未經審計的簡明綜合現金流量表及附注。

集團二零零一年上半年的營運資金主要來自經營活動和融資活動。其中來自經營活動現流入淨額為人民幣173.5百萬元。融資活動的現金增加來自本公司於二零零一年二月首次開發售H股股票所籌資金淨額。

零零一年上半年本集團沒有任何短期和長期銀行貸款。

二零零一年六月三十日，本集團的現金及現金等價物為人民幣656.9百萬元，其中96.8%、3%及0.4%分別以人民幣、美元及港幣計價。

本支出

集團二零零一年上半年的總資本支出為人民幣209.9百萬元，較二零零零年上半年的人民40.1百萬元，大幅度地增加了人民幣169.8百萬元。

集團二零零一年的資本支出主要包括根據本集團ETD業務戰略購置所需的硬件、軟件及設，以及ACS所需的軟件。

集團二零零一年全年所需的計劃總資本支出約為人民幣335.5百萬元，主要用於開發及逐推廣新一代ETD產品和服務及發展APP、ACS及其他新業務。

資本支出計劃的資金來源將包括本公司首次公開發售所得款淨額及運營活動產生的內部現金流量。

董事會預計二零零一年本集團的資金來源完全能夠滿足資本支出計劃和日常運營等所需資金。

外匯風險

本集團承受有關資本支出的外匯風險，因佔其大部分資本支出的進口設備以美元購買。在中國現行的外匯制度下，除以外匯存款能夠對沖部分外匯風險外，本集團不能完全對沖外匯風險。

員工

於二零零一年六月三十日，本集團的員工總數為743名。二零零一年上半年的人工成本為人民幣27.7百萬元，佔本集團二零零一年上半年總營業成本的14.2%。

本集團員工的薪酬包括工資、獎金及其他福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

二零零一年上半年，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、法律和經濟領域最新發展的培訓。

下半年展望

二零零一年上半年，雖然全球經濟增長速度放緩，但中國經濟仍然保持了7.9%的增長速度。本公司董事會相信，二零零一年下半年，國家實施的積極財政政策、西部大開發和啟動內需等一系列重大政策措施，將確保國民經濟繼續持續快速健康發展。本公司董事會預計，中國經濟的持續增長以及中國民航業於二零零一年四月開始進行的戰略性重組計劃、北京成功獲得二零零八年奧運會舉辦權和二零零一年下半年中國將要加入世界貿易組織等因素，將推動中國航空旅遊行業的持續增長。面對新的機遇和挑戰，本公司將重點做好以下幾個方面的工作：

- 將繼續致力於實施為期五年的資本性支出計劃，結合互聯網和開放平台技術，借鑒國際先進的技術標準，大力開發適合中國航空旅遊行業的資訊科技解決方案和服務，以進一步鞏固本公司在中國航空旅遊行業內主導資訊科技供應商的地位。

- 將繼續採取行之有效的商務模式和新的市場策略，以大力擴展核心業務的市場規模，保持和提高核心業務的市場佔有率。

- 將充分發揮本集團過去近二十年為中國航空旅遊市場提供資訊科技解決方案的經驗和優勢，滿足中國航空旅遊行業及其相關行業參與者日益依賴資訊科技解決方案優化其價值鏈、提高核心競爭力的需求，獲得新的增長機會。

- 將不斷採用先進的技術手段，降低運營成本；並準備採用多種方式，提高資金使用效率。

- 打算在中國民航本次重組過程中，利用本集團充裕的資金，尋找戰略性收購或投資機會，獲得與本公司核心業務相關的其他業務。

中期股息

董事會建議本公司二零零一年上半年不派發中期股息。

主要股東

本公司於二零零零年已向其發起人發行577,303,500股內資股。於二零零一年二月，本公司在香港聯交所上市，並發行合共310,854,000股H股。於二零零一年六月三十日，按根據證券(披露權益)條例(香港法例第396章)(「披露權益條例」)第16(1)條編存的登記冊持有本公司類別股本10%或以上的主要股東如下：

股東名稱	股份類別	股份數目	佔類別股本的比例	佔總股本的比例
民航計算機信息中心	內資股	198,496,500	34.4%	22.3%
南方航空(集團)公司	內資股	83,187,000	14.4%	9.4%
東方航空集團公司	內資股	68,685,500	11.9%	7.7%
中國國際航空公司	內資股	58,123,000	10.1%	6.5%

除上文所述者外，於二零零一年六月三十日，根據披露權益條例第16(1)條編存的登記冊所記錄，沒有持有本公司已發行類別股本10%或以上的任何其他股東。

董事及監事擁有的本公司股本權益

本公司各董事或監事於二零零一年六月三十日概無擁有任何本公司或任何相聯法團(定義見披露權益條例)的任何股份或債券權益登記於根據披露權益條例第29條編存的登記冊，或已根據上市公司董事進行證券交易的標準守則知會本公司及香港聯交所。就此而言，披露權益條例及上市公司董事進行證券交易的標準守則的有關規定將猶如該等規定適用於監事般詮釋。

於二零零一年上半年和之前，本公司概無賦予其董事、監事或彼等各自的配偶或18歲以下的子女任何認購本公司股份或債券的權利。

委託存款及逾期定期存款

於二零零一年六月三十日，本集團概無任何委託存款或不可收回的逾期定期存款。

購買、出售或贖回證券

二零零一年上半年，本公司除首次公開發售每股面值人民幣1元的共計310,854,000股H股外，本公司及其附屬公司均無購買、出售或贖回任何本公司證券。

審核委員會及遵守《最佳應用守則》

本公司審核委員會已與公司管理層一同討論並審閱了本公司中期業績報告中的有關財務資料並就內部監控及財務申報等事宜進行了討論。董事會認為本公司自H股上市後，已遵守了香港聯交所《上市規則》附錄十四所載《最佳應用守則》的要求。

承董事會命

董事長

二零零一年八月三十日

中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)



2001中期業績報告

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國民航信息網絡股份有限公司

TRAVELSKY TECHNOLOGY LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

EXERCISE OF OVER-ALLOTMENT OPTION

The Directors announce that the Over-allotment Option granted by the Company to the International Offering Underwriters has been exercised in full on the terms detailed below.

Terms used in this announcement have the same meaning as those defined in the prospectus dated January 29, 2001 (the "Prospectus") issued by TravelSky Technology Limited (the "Company").

The Directors announce that Goldman Sachs, on behalf of the International Offering Underwriters, has exercised the Over-allotment Option in full on 19 February, 2001 to require the Company to issue 40,534,000 additional H Shares (the "Over-allotment Sharesi). The Over-allotment Shares represent approximately 4.56 per cent. of the issued share capital of the Company as enlarged by such exercise of the Over-allotment Option, and are being issued at HK$4.10 per H Share (being the Issue Price in respect of the Offering). All the Over-allotment Shares will be made available to cover over-allocations under the International Placing.

The issued share capital of the Company prior to and after the issue of the Over-allotment Shares is as follows:

	Before the issuance of the Over-allotment Shares		After the issuance of the Over-allotment Shares	
Shareholders	**Number of Shares**	**Approximate percentage of holding (per cent.)**	**Number of Shares**	**Approximate percentage of holding (per cent.)**
CACI (Domestic Shares)	198,496,500	23.4	198,496,500	22.3
Airline Shareholders (Domestic Shares)	378,807,000	44.7	378,807,000	42.7
H Share Holders	270,320,000	31.9	310,854,000	35.0
Total	847,623,500	100.00	888,157,500	100.00

Dealings in the Over-allotment Shares on The Stock Exchange of Hong Kong Limited are expected to commence at 10:00 a.m. on 22 February, 2001. The net proceeds of approximately HK$159 million from the issue of the Over-allotment Shares will be used by the Company in the manner set forth in the Prospectus.

By order of the Board
TRAVELSKY TECHNOLOGY LIMITED
Yang Jun
Chairman

Hong Kong, 20 February, 2001

Please also refer to the published version of this announcement in the SCMP dated 21/2/2001.

中國民航信息網絡股份有限公司

TravelSky Technology Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of TravelSky Technology Limited (the "Company") will be held at 10:00 a.m. on Monday, May 28, 2001 at the Conference Room, First Floor, Capital Airport Garden Hotel, Beijing, the People's Republic of China to consider the following businesses:

1. to consider and approve the report of the Directors for the year 2000;

2. to consider and approve the report of the Supervisory Committee for the year 2000;

3. to consider and approve the audited financial statements of the Company for the year 2000;

4. to consider and approve the appointment of Arthur Andersen & Co., Certified Public Accountants and Arthur Andersen * Hua Qiang Certified Public Accountants as the international and domestic auditors of the Company, respectively, for the year 2001 and to authorise the Directors to fix the remuneration thereof; and

5. to consider and approve other matters, if any.

By Order of the Board
Ding Weiping
Li Man Kit
Joint Company Secretaries

April 11, 2001

Notes:

1. The Register of Members of the Company will be closed from Saturday, April 28, 2001 to Monday, May 28, 2001 (both days inclusive), during which time no share transfers will

be effected. Holders of the Company's H Shares and Domestic Shares whose names appear on the Register of Members of the Company at the close of business on Friday, April 27, 2001 are entitled to attend the annual general meeting. H Share transfers must be lodged with the share registrar of the Company's H Shares at or before 4:00p.m. on Friday, April 27, 2001 to entitle the transferee to attend the annual general meeting.

The address of the share registrar of the Company's H Shares is:
Hong Kong Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

2. Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the annual general meeting. A proxy need not be a Shareholder.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the annual general meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a director or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period.

5. Shareholders who intend to attend the annual general meeting in person or by proxy should return the reply slip for attending the annual general meeting to the registered address of the Company on or before May 8, 2001 personally or by mail or fax.

6. The annual general meeting is expected to last for half a day. Shareholders (or their proxies) attending the annual general meeting are responsible for their own transportation

and accommodation expenses.

7. The registered address of the Company is as follows:

TravelSky Technology Limited
No. 128, Zhichun Road
Haidian District
Beijing 100086, PRC
Contact person: Ding Weiping
Tel: 86 10 - 84019073 / 6254 8382
Fax: 86 10 - 84019340 / 6254 8402

TRAVELSKY TECHNOLOGY LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Board of Directors of the Company announces that, since Mr. Yang Jun has been appointed by the Civil Aviation Administration of China as the Chief Executive of the largest shareholder of the Company, Civil Aviation Computer Information Centre, in accordance with the laws of the People's Republic of China, Mr. Yang Jun cannot hold a concurrent post as General Manager of the Company. Consequently, Mr. Yang Jun resigned as General Manager of the Company with effect from 28 April 2001. Mr. Yang will retain his position as the Chairman of the Board of Directors of the Company.

The Board of Directors of the Company is pleased to announce that it has appointed Mr. Zhu Yong as General Manager of the Company with effect from 28 April 2001.

Mr. Zhu Yong, age 37, is General Manager of the Accounting Centre of China Aviation. He is a senior engineer. He graduated from Huazhong Technology University and received a masters degree in engineering from Beijing University of Aeronautics and Astronautics. Mr. Zhu has 18 years of experience in China's aviation industry. From August 1983 to April 1991, Mr. Zhu worked as an engineer in the Civil Aviation Administration of China. He worked as Manager of the Computer Department of the Accounting Centre of China Aviation from May 1991, and, in January 1994, also became Deputy Chief Engineer of the Accounting Centre of China Aviation. Mr. Zhu was Deputy General Manager of the Accounting Centre of China Aviation from May 1996 to June 2000. The Company believes that the extensive experience and professional knowledge of Mr. Zhu will be of great benefit to the Company.

By order of the Board
TravelSky Technology Limited
Ding Weiping Li Man Kit
Joint Company Secretaries

Hong Kong, 28 April 2001

Annex I Item (e)

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE 2000 ANNUAL GENERAL MEETING

The board of directors (the "Board") of TravelSky Technology Limited (the "Company") is pleased to announce that the 2000 Annual General Meeting (the "AGM") of the Company was held in Beijing on 28 May 2001, in which the resolutions as set out below were duly passed.

The Board also announces the appointment of Mr. Zhu Yong as a director of the Company for the period from 28 May 2001 to 18 October 2003 was approved at the AGM.

The Board is pleased to announce that the AGM was held at the Conference Room, Capital Airport Garden Hotel, Beijing, the People's Republic of China on 28 May 2001.

At the AGM, the following resolutions were duly considered and passed:

1. the "Report of Directors" for the year 2000 was approved;
2. the "Report of the Supervisory Committee" for the year 2000 was approved;
3. the audited financial statements of the Company and the Auditors' Report for the year 2000 were approved; and
4. the re-appointment of Arthur Andersen Hua Qiang Certified Public Accountants and Arthur Andersen & Co. as the Company's domestic and international auditors, respectively, for the year 2001 was approved and the Board was authorised to fix their remuneration.

In addition to the above resolutions, the Board is also pleased to announce that the appointment of Mr. Zhu Yong as a director of the Company for the period from 28 May 2001 to 18 October 2003 was approved at the AGM. Mr. Yang Jun, Chairman of the Board, was authorised to sign on behalf of the Company a director's service agreement and a director's undertaking with Mr. Zhu, and the Board was authorised to fix the emoluments of Mr. Zhu. With effect from 28 May 2001, Mr. Liu Chunchi will cease to serve as a director of the Company.

Mr. Zhu Yong, age 37, is the General Manager of the Company. The Company has, on 28 April 2001, issued an announcement which described the background and experience of Mr. Zhu.

By order of the Board
TravelSky Technology Limited
Ding Weiping Li Man Kit
Joint Company Secretaries

Beijing, 28 May 2001

Annex I Item (f)

中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2001

The Board of Directors (the "Directors") of TravelSky Technology Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2001 prepared in accordance with the International Accounting Standards ("IAS").

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001
(Amounts expressed in thousands of Renminbi, except per share data)

		Six months ended June 30	
	Note	**2001**	**2000**
Revenues:			
Electronic travel distribution		227,091	203,110
Airport passenger processing		87,759	70,618
Data communication services		62,052	52,515
Equipment sales and other		26,238	10,198
Total revenues		403,140	336,441
Business taxes and other surcharges		(13,700)	(11,221)
Net revenues		389,440	325,220
Operating expenses:			
Depreciation		(44,851)	(48,298)
Amortisation		(560)	-
Network usage		(25,326)	(18,050)
Personnel		(27,739)	(19,284)
Operating lease rentals		(20,317)	(12,444)
Technical support services		(15,475)	(12,445)

Cost of equipment sold		(5,330)	(2,951)
Repairs and maintenance		(13,024)	(10,380)
Commission and promotion expenses		(16,995)	(14,081)
Other operating expenses		(25,681)	(22,816)
Total operating expenses		(195,298)	(160,749)
Operating profit		194,142	164,471
Financial income, net		17,953	1,224
Share of results from associated companies		2,251	196
Other (expenses) income, net		(1,891)	17
Profit before taxation		212,455	165,908
Taxation	3	(2,129)	(54,625)
Income before minority interests		210,326	111,283
Minority interests		(1,433)	(1,106)
Net profit		208,893	110,177
Earnings per share, basic and diluted (RMB)	4	0.25	0.19
Weighted average number of shares outstanding (thousand)		823,060	577,304

1. ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated results are extracted from the unaudited condensed consolidated financial statements of the Group. The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with the International Accounting Standards, and have been reviewed by the Audit Committee of the Company. The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2000.

As the Company was incorporated on October 18, 2000, the condensed consolidated financial statements as at June 30, 2000 have been prepared as if the current structure of the Group had been in existence throughout the year ended December 31, 2000 rather than from the incorporation date of the Company.

2. STATUTORY RESERVES

For the six months ended June 30, 2001, RMB18.6 million and RMB9.3 million, representing 10% and 5% of the after tax profits, as reflected in the Company's statutory financial statements prepared under the applicable accounting principles in the PRC, have been transferred to the statutory surplus reserve and the public welfare reserve, respectively.

3. INCOME TAX

Pursuant to PRC income tax law, for the six months ended June 30, 2000, the Company is subject to enterprise income tax at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared in accordance with the accounting principles and financial regulations applicable to PRC enterprises. However, the Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau to enjoy an exemption from enterprise income tax for the period from October 1, 2000 to December 31, 2002.

The Company's subsidiaries are entitled to different preferential tax rates ranging from 7.5% to 33%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operation. The taxation of the Group for the six months ended June 30, 2001 represents the income tax provisions made by these subsidiaries.

4. EARNINGS PER SHARE

Earnings per share for the six-month periods ended June 30, 2001 and June 30, 2000 have been computed by dividing the corresponding net profit of RMB208.9 million and RMB110.2 million, by the weighted average number of 823.1 million ordinary shares in issue, and 577.3 million shares outstanding immediately prior to the public offering of the Company's shares, respectively.

The weighted average number of ordinary shares for the six months ended June 30, 2001

used as the basis for calculating the earnings per share has been adjusted for the effect of the offering of the Company's shares in February 2001.

No diluted earnings per share are presented for the six-month periods ended June 30, 2001 and June 30, 2000 as there were no potential dilutive ordinary shares outstanding during the periods.

Business Review for the First Half of the Year

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited ("HKSE") on February 7, 2001.

During the first half of 2001, each of the Group's core businesses continued to grow steadily. In the first half of 2001, the Electronic Travel Distribution (ETD) system processed approximately 36.7 million bookings on Chinese commercial airlines, representing an increase of approximately 13.6% over the first half of 2000. In addition, the Company processed approximately 1.6 million bookings on foreign and regional airlines, representing an increase of approximately 20.2% over the first half of 2000. In the first half of 2001, some progress was achieved in the hotel reservation business through the Company's cooperation with both non-air travel suppliers and certain Chinese commercial airlines.

In the first half of 2001, the Airport Passenger Processing (APP) system processed approximately 20.5 million passenger departures, representing an increase of approximately 37.1% over the first half of 2000 and approximately 55.9% of the total passenger departures handled by domestic airports during the first half of 2001. Apart from further improving and upgrading its APP system and urging more commercial airlines to increase the usage of its APP system at airports already installed with the system, the Company also installed the system at six domestic airports including Guilin and Hangzhou. In addition, new agreements were signed for the construction of APP front-end systems in eleven domestic airports including Qingdao and Changchun. Through the commencement of usage of the APP system by these airports installed or to be installed with the APP system, it is expected that by the end of 2001, the Company's APP system will be capable of processing a greater number of passenger departures.

The Company, together with a subsidiary of SITA, have formed a Sino-foreign joint venture, InfoSky Technology Company Limited ("InfoSky"), to engage in air cargo business. InfoSky commenced operations on January 1, 2001. In the first half of 2001, InfoSky's Air Cargo System (ACS) processed a total of approximately 2.2 million cargo airway bills, representing an increase of approximately 106.8% over the first half of 2000.

In the first half of 2001, the Company continued to implement its ongoing programme to upgrade its network infrastructure, with nodes in areas including Changsha and Nanjing upgraded to a TCP/IP platform. The Company has set up new local distribution centres (LDCs) in Hangzhou and Hong Kong in an effort to provide local users in these regions with better services.

With the use of the Internet technology, the Group also achieved progress in the business of its Internet-based travel platform, which was developed by leveraging its core ETD system, APP system, data network and ACS. Through travelsky.com, the Group provides direct access to its ETD system and allows individual consumers to book flight reservations. A total of approximately 1.2 million tickets were booked through travelsky.com during the first half of 2001. Apart from improving and upgrading the functions of its Internet-based travel platform, the Group also devoted significant efforts in providing air travel suppliers, travel agencies, corporate travel customers and cargo shippers with ASP (Application Services Provider) services as well as web-hosting solutions.

In the first half of 2001, the Company achieved some progress in the marketing of new-generation ETD products and services. China Eastern Airlines Corporation Limited has become the Company's third major client following Air China and Xiamen Airlines Limited Company in using the Company's Net Fare Display system in notifying travel agencies of its sale prices for the new season. In addition, through its code-share technology, the Company has provided technical support to certain domestic and foreign commercial airlines in respect of their business cooperation, such as the cooperation between Air China with Shanghai Airlines Co. Ltd., and the cooperation between China Eastern Airlines Corporation Limited with American Airlines Inc. The data service system of the Company also successfully assisted Air China and China Southern Airlines Company Limited in the operation of their revenue management systems. Moreover, the number of terminal users of e-Term, a TCP/IP platform-based product of the Company, reached over 1,800.

The Group continued to maintain the reliability of the systems of all business units. In the first half of 2001, the available utilisation capacity of the Group's Inventory Control System (ICS), Computer Reservation System (CRS), APP and ACS were maintained at an outstanding level of approximately 99.99%, 99.99%, 99.99% and 99.99%, respectively.

With the assistance of the Company's professional management consultants and based on efforts in improving the Company's internal control system, the Company has preliminarily set up a reasonable system for the sharing of resources and has strengthened the connections between each internal business unit with the Company. The above has ensured the implementation of the Company's strategy towards a unified approach in combining products and services as well as

the operation of a system for the provision of integrated services. The Company will strive to enhance its operational efficiency by continuing to improve its internal working processes, establishing a performance evaluation system and strengthening its incentive and control mechanisms.

Research and Development

In the first half of 2001, the Company continued to develop and improve its new-generation ETD products in an effort to provide participants of the air travel and tourism industries with information technology solutions and services which can improve their value chains. During the period, the Company completed the development of its Market Information Data Tape (MIDT) product. In addition, the Company also completed the development of the Ticket Control Number data service which confirms to the APTCO settlement standard. The Ticket Control Number data service enables airlines to get timely access to accurate passenger information at the point of ticket sales and at the time of boarding. Moreover, when the BSP ticket management system, which was developed by the Company, is connected to the system of the International Air Transport Association (IATA), the BSP ticket management department will be able to supervise, on a timely basis, the use of BSP tickets by travel agencies. Furthermore, the Company completed the development of its Agency Intelligent Terminal system which enables travel agencies to provide air travel customers with better business travel services. The Group will promote the aforesaid new products and services progressively, and it is anticipated that these new products and services will better satisfy the increasing needs of participants of the Chinese air travel and tourism industries to enhance operational efficiency through the adoption of information technology solutions and services. In addition, the Company is currently working with domestic commercial banks in joint efforts to develop for air travel consumers a complete set of electronic services ranging from tickets reservation and settlement to boarding, and to provide air travel suppliers with electronic sale and settlement solutions.

By applying the advanced OPEN/ENV technology, the Company has improved the data exchange mechanism between the ICS system and the CRS system, enhanced the processing abilities of the two systems and strengthened the processing abilities of the host systems in catering for open platform access. The Company also purchased for its ETD system a mainframe computer which will be in use in the second half of 2001, and which is anticipated to significantly improve the processing ability, functions and efficiency of the ETD system.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

For the first half of 2001, the Group achieved a pre-tax profit of RMB212.5 million, representing an increase of 28.1% over the first half of 2000. Earnings before interest, tax, depreciation and amortisation (EBITDA) were RMB239.9 million, representing an increase of 12.6% over the first half of 2000. Net profit was RMB208.9 million, which represents an increase of 89.6% over the first half of 2000. The growth in profit was mainly attributable to the increase in the Group's business volume and the income tax preferential treatment.

The turnover and results of the Group mainly derive from its operations in China. The earnings per share of the Group were RMB0.25 for the first half of 2001.

Total Revenues

The total revenues of the Group in the first half of 2001 rose by RMB66.7 million, or 19.8%, to RMB403.1 million from RMB336.4 million in the first half of 2000. The increase in total revenues was mainly attributable to the growth in the Group's business. The reasons for the increase in total revenues are as follows:

- ETD revenues represented 56.3% of the Group's total revenues in the first half of 2001 as compared to 60.4% in the first half of 2000. ETD revenues increased by 11.8% to RMB227.1 million in the first half of 2001 from RMB203.1 million in the first half of 2000. The increase was principally attributable to various reasons including an increase in the usage of the Company's ETD services by Chinese commercial airlines due to the growth in the Chinese economy and Chinese air travel and tourism industries; an increase in the usage of the Company's ETD services by foreign and regional airlines; as well as an increase in the Company's ETD services charges applicable to both foreign and regional airlines.

- APP revenues accounted for 21.8% of the Group's total revenues in the first half of 2001 as compared to 21.0% in the first half of 2000. APP revenues increased by 24.3% to RMB87.8 million in the first half of 2001 from RMB70.6 million in the first half of 2000. The increase was mainly attributable to both the installation of APP front-end systems in six domestic airports in the first half of 2001 and the increase in the usage of APP services by the Group's existing customers.

- Data network revenues accounted for 15.4% of the Group's total revenues in the first half of 2001 as compared to 15.6% in the first half of 2000. Data network revenues increased by 18.2% to RMB62.1 million in the first half 2001 from RMB52.5 million in the first half of 2000. The increase was attributable to an increase in the business volume of the

Group in 2001 as a result of the promotion of BSP in 2000 and the expansion of the Group's business by the newly-established LDCs.

- Equipment sales and other revenues increased by 157.3% to RMB26.2 million in the first half of 2001 from RMB10.2 million in the first half of 2000. The increase was mainly attributable to the transfer, by the SITA subsidiary to the Group, of the agreed cargo contract revenues from Air China and China Eastern Airlines Corporation Limited in 2001, and an increase in revenues from APP contracts, as well as revenues from the Group's Internet-based travel platform services.

Net Revenues

Net revenues increased by 19.7% to RMB389.4 million in the first half of 2001 from RMB325.2 million in the first half of 2000.

Operating Expenses

Total operating expenses increased by RMB34.6 million, or 21.5%, to RMB195.3 million in the first half of 2001 from RMB160.7 million in the first half of 2000. The percentage increase in total operating expenses was more than the 19.8% increase in total revenues due to the establishment and development of its new-generation ETD system by the Group, and an increase in business activities in support of the Group's business development. The reasons for the increase in operating expenses are as follows:

- Depreciation decreased by 7.1% primarily due to the fact that a mainframe computer had been fully depreciated at the end of 2000;

- Total cost of network usage increased by 40.3% due to increased volume of network usage in support of the Group's growing ETD and APP businesses;

- Personnel expenses increased by 43.8% due to an increase in the number of staff for the Group's business development as well as an increase in staff salaries;

- Operating lease rentals increased by 63.3% due to additional area rented by the Company's headquarters for business expansion;

- Cost of technical support services increased by 24.3% due to additional technical support expenses associated with the development of the Group's new generation ETD system;

- Repair and maintenance costs for the first half of 2001 increased by 25.5% due to the signing of a new network equipment maintenance contract with CISCO at the end of 2000;

- Commission and promotion expenses increased by 20.7% due to the growth in new APP customers and the success of the Group's APP promotional programmes; and

- Other operating expenses increased by 12.6% due to increased expenses following the initial public offer of the Company's H shares in the first half of 2001.

As a result of the above changes in net revenues and operating expenses, the operating profit of the Group increased by RMB29.6 million, or 18.0%, to RMB194.1 million in the first half of 2001 from RMB164.5 million in the first half of 2000.

Net Financial Income

Net financial income in the first half of 2001 amounted to RMB18.0 million as compared to RMB1.2 million in the first half of 2000. The increase was mainly attributable to the substantial increase in interest income accrued from the deposit of the proceeds from the initial public offering of the Company's H shares in the first half of 2001.

Taxation

Taxation decreased by 96.1% to RMB2.1 million in the first half of 2001 from RMB54.6 million in the first half of 2000 since the Company was subject to income tax at a rate of 33% in the first half of 2000 and was entitled to exemption from enterprise income tax in the first half of 2001.

Net Profit

As a result of the above factors, the Group's net profit increased by RMB98.7 million, or 89.6%, to RMB208.9 million in the first half of 2001 from RMB110.2 million in the first half of 2000.

Liquidity and Capital Structure

In the first half of 2001, the Group derived its working capital mainly from operating activities and financing activities. Net cash inflow from operating activities amounted to RMB173.5 million. Cash inflow from financing activities was attributable to the net proceeds generated from the initial public offering of the Company's H shares in February 2001.

During the first half of 2001, the Group had no outstanding short-term or long-term bank loans.

As at June 30, 2001, the cash and cash equivalents of the Group amounted to RMB656.9 million, of which 96.8% was denominated in Renminbi, 2.8% in US dollars and 0.4% in Hong Kong dollars.

Capital Expenditures

The total capital expenditures of the Group increased by a substantial amount of RMB169.8 million from RMB40.1 million in the first half of 2000 to RMB209.9 million in the first half of 2001.

The total capital expenditures of the Group in the first half of 2001 mainly comprised of the purchase of hardwares, softwares and equipment under the Group's ETD business strategy, and the softwares required for ACS.

The total capital expenditures of the Group for the year 2001 are estimated to be approximately RMB335.5 million, principally to be used for the development and gradual promotion of the new-generation ETD products and services, and the development of APP, ACS and other new businesses.

The capital expenditure programme will be funded by the net proceeds from the Company's initial public offering and internal cash flow from operating activities.

The Directors expect that the capital resources of the Group in 2001 will be able to fully cover the capital required for the capital expenditure programme and daily operations.

Foreign Exchange Risk

The Group is exposed to foreign exchange risk related to its capital expenditures given the fact that a substantial portion of its capital expenditures is paid in US dollars for imported equipment. Under the current foreign exchange system in the PRC, apart from foreign currencies in the form of cash and bank deposit which can be hedged against part of the foreign exchange risks, the Group is not able to fully hedge against its currency risks.

Employees

As at June 30, 2001, the total number of employees of the Group was 743. Personnel expenses amounted to RMB27.7 million for the first half of 2001, representing 14.2% of the total

operating expenses of the Group in the first half of 2001.

The remuneration package of the Group's employees includes salary, bonus and other benefits. In situations where the relevant laws and regulations in the PRC permit the Group to do so, the Group offers salaries of different levels to different employees based on factors which include their performance, qualifications and duties.

In the first half of 2001, the Group continued to provide its employees with learning opportunities in the areas of air travel and tourism, computer technology and business management, as well as the latest developments in the areas of computer technology, law and economy.

Prospect for the Second Half of the Year

Despite the slowdown in the global economy in the first half of 2001, China's economy has still been growing at a rate of 7.9%. With the series of important State measures including a positive financial policy, the development of the Western part of China and the stimulation of internal demand, the Directors believe that the domestic economy will continue to develop at a speedy and healthy pace in the second half of 2001. The Directors anticipate that the sustainable development of the Chinese air travel and tourism industries will be fostered by factors including the continuous growth of the Chinese economy, the strategic reorganisation of the Chinese civil aviation industry which began in April 2001, the success of Beijing in its bid for the hosting of the 2008 Olympic Games and the accession of China to the WTO in the second half of 2001. In order to capture the new opportunities and to face the new challenges, the Company will focus on the following tasks:

- to continue the implementation of the five-year capital expenditure programme, integrate Internet and open platform technologies, make reference to advanced international technological standards, devote significant efforts in developing information technology solutions and services suited to the Chinese air travel and tourism industries, in an effort to further consolidate the status of the Company as the dominant provider of information technology solutions for the air travel and tourism industries in China;

- to continue to adhere to efficient modes of business operations and new marketing strategies, so as to significantly expand the market for core businesses, and maintain and increase the market share for such businesses;

- to take full advantage of the experience and leading position of the Group in providing the Chinese air travel and tourism industries with information technology solutions in the

last 20 years to satisfy the increasing reliance by participants of the Chinese air travel and tourism industries and industries related thereto on information technology solutions to improve their value chains and the competitiveness of their core businesses, thereby creating new development opportunities for the Group;

- to devote continued efforts in reducing operating costs by applying advanced technical measures, and to increase the efficiency of capital utilisation through a variety of measures; and

- to identify, in the course of the reorganization of the Chinese civil aviation industry and through the use of the Group's abundant capital, strategic acquisition or investment opportunities in businesses which are related to the core businesses of the Company.

Interim Dividend

The Directors do not recommend the payment of an interim dividend for the first half of 2001.

Purchase, Sale or Redemption of Securities

For the first half of 2001, save for the initial public offering of a total of 310,854,000 H shares of RMB1 each, the Company and its subsidiaries did not purchase, sell or redeem any of the Company's securities.

Announcement of Interim Results at the Website of The Stock Exchange of Hong Kong Limited

The above discussion should be read in conjunction with the information under paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities to be submitted to the HKSE on or before September 20, 2001, and which will be published on the HKSE's website (http://www.hkex.com.hk).

By Order of the Board
Yang Jun
Chairman

August 30, 2001

Annex I Item (h)

TRAVELSKY TECHNOLOGY LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of TravelSky Technology Limited (the "Company") wishes to inform the shareholders of the Company of certain recent developments in relation to the proposed restructuring of the civil aviation industry in the People's Republic of China, involving the mergers of nine airline companies into three airline groups. The relevant nine airline companies are all shareholders of the Company, holding a total of 35.6 per cent. interest in the Company.

Industry restructuring

The Board would like to inform the shareholders of the Company of certain recent developments in relation to the proposed restructuring of the civil aviation industry in the People's Republic of China (the "PRC"), involving the mergers of nine airline companies into three airline groups (the "Proposed Restructuring"). The relevant nine airline companies are all shareholders of the Company, holding a total of 35.6 per cent. interest in the Company.

In early February 2002, the Civil Aviation Administration of China confirmed that the State Council of the PRC had, in principle, agreed to the Proposed Restructuring. The Board anticipates that the Proposed Restructuring may have certain effects on the Company, including a change in the shareholders' composition of the Company.

As and when the Company becomes aware of more information in relation to the Proposed Restructuring and its impact on the Company, it is the intention of the Board to issue, where appropriate, further announcements to keep investors informed of the

latest developments.

Statement on changes in trading volume

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Company has noted the increases in the trading volume of the shares of the Company on 7 March 2002 and wishes to state that the Company is not aware of any reasons for such increases.

The Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
TRAVELSKY TECHNOLOGY LIMITED
Ding Weiping
Director and Company Secretary

Beijing, the PRC, 7 March, 2002

Please also refer to the published version of this announcement in Hong Kong South China Morning Post/Hong Kong Economic Times.

Annex I Item (i)

TRAVELSKY TECHNOLOGY LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

TELETEXT ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited. The Company has noted the increases in the trading volume of the shares of the Company on 8 March 2002 and wishes to state that the Company is not aware of any reasons for such increases.

The Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board of the Company aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
TRAVELSKY TECHNOLOGY LIMITED
Ding Weiping
Director and Company Secretary

8 March 2002

Annex I Item (j)

中國民航信息網絡股份有限公司

TRAVELSKY TECHNOLOGY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2001

RESULTS HIGHLIGHTS

- Turnover of the Group increased by 12.0% over 2000 to RMB830.8 million
- Net profit increased by 59.0% over 2000 to RMB407.9 million
- EBITDA increased by 5.8% over 2000 to RMB 479.3 million
- Earnings per share was RMB0.48, an increase of 9.1% from 2000

The board of directors (the "Board") of TravelSky Technology Limited (the "Company" or, including its subsidiaries, the "Group") is pleased to announce the audited consolidated results of the Group which have been prepared in accordance with the International Financial Reporting Standards ("IFRS") for the year ended December 31, 2001.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

(Amounts expressed in thousands of Renminbi ("RMB"), except number of shares outstanding and per share data)

	Note	2001	2000
Revenues:			
Electronic travel distribution		459,868	439,119
Airport passenger processing		203,558	155,546
Data communication services		114,609	108,960
Equipment sales and other		52,766	38,362
Total revenues	3	830,801	741,987
Business taxes and other surcharges		(29,652)	(24,735)
Net revenues		801,149	717,252
Operating expenses:			
Depreciation and amortisation		(109,658)	(104,857)
Network usage		(48,640)	(54,772)
Personnel		(72,019)	(39,656)
Operating lease rentals		(35,278)	(31,516)
Technical support services		(22,304)	(15,885)
Cost of equipment sold		(11,010)	(9,131)
Repairs and maintenance		(18,397)	(26,410)
Commission and promotion expenses		(44,207)	(26,933)
Other operating expenses		(73,206)	(60,676)
Total operating expenses		(434,719)	(369,836)
Operating profit		366,430	347,416
Financial income, net		41,956	4,921
Share of results from associated companies		7,289	3,446
Other expenses, net		(4,102)	(2,729)
Profit before taxation and minority interests		411,573	353,054
Taxation	4	(3,189)	(94,166)
Profit before minority interests		408,384	258,888

Minority interests		(483)	(2,296)
Net profit		407,901	256,592
Earnings per share, basic and diluted (RMB)	5	0.48	0.44
Number of shares outstanding (thousand)		855,314	577,304

1. Company Organisation and Principal Activities

The Company was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of electronic travel distribution, airport passenger processing, data network, air cargo system and Internet-based travel platform services in the PRC.

The consolidated financial statements for the year ended December 31, 2000 ("Year 2000") had been prepared as if the current structure of the Group had been in existence throughout Year 2000, rather than from the incorporation date of the Company.

2. Principal Accounting Policies

The principal accounting policies adopted for the preparation of the financial statements as at and for the year ended December 31, 2001 ("Year 2001") are consistent with those adopted for the preparation of the Year 2000 financial statements.

3. Revenue

Revenues principally include revenues for electronic travel distribution services, airport passenger processing services, data communication services and equipment sales and other services. Revenue for services is recognised net of sales discount generally when services are rendered or in the case of fixed price contracts, on the straight-line basis over the period of the contract. Sale of equipment is recognised when the title is passed to the buyer, and revenue for equipment installation project is

recognised by using percentage of completion method.

4. Provision for Income Tax

Under PRC income tax law, the Company should be subject to PRC enterprise income tax ("EIT") at a rate of 33%. However, the Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau to enjoy an exemption from EIT from October 1, 2000 to December 31, 2002. The Company's subsidiaries are entitled to different preferential tax rates, ranging from 7.5% to 33%, and certain reductions in tax rates during their initial years of operation.

The combined effect of tax holidays available to the Company and the preferential tax rates applicable to certain subsidiaries is as follows:

	2001	**2000**
	RMB'000	*RMB'000*
Aggregate amount	132,630	22,342
Per share effect	0.1550	0.0387

5. Earnings Per Share

Earnings per share for Year 2001 has been computed by dividing the net profit of RMB407,901,000, by the weighted average number of 855,314,000 ordinary shares in issue during Year 2001 (2000: Net profit of RMB256,592,000 divided by 577,304,000 shares outstanding immediately prior to the public offering of the Company's H shares).

The weighted average number of ordinary shares for Year 2001 to be used as the basis for calculating the earnings per share has been adjusted for the effect of the offering of the Company's H shares in February 2001.

No diluted earnings per share was presented as there were no potential dilutive ordinary shares outstanding during Year 2001 (2000: nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The Company is the dominant provider of information technology solutions for China's air travel and tourism industries. The Company is also the dominant provider of inventory management solutions for Chinese commercial airlines and the market leader in the distribution of the products and services of Chinese commercial airlines to domestic travel agencies, ticketing offices and individual consumers. The Company has been developing state-of-the-art products and services that address the needs of a range of industry participants - ranging from airlines, airports and non-air travel suppliers to travel agencies, corporate travel consumers, air travel consumers and cargo shippers - for the purpose of enabling such participants to conduct electronic transactions and manage travel-related information. The core businesses of the Company include Electronic Travel Distribution ("ETD"), Airport Passenger Processing ("APP"), data network, Air Cargo System ("ACS") and Internet-based travel platform. The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001.

ETD

Despite the adverse effects on the global air travel and tourism industries caused by the world-wide economic slowdown and the "September 11" terrorist attack in the United States, China's air travel and tourism industries grew rapidly in Year 2001, which was mainly attributable to the sustained economic growth in China and favourable factors such as China's accession to the World Trade Organisation, the successful holding of the University Games and the APEC meeting and Beijing winning the right to hold the 2008 Olympic Games. By capturing the opportunities arising from an increasing demand for air traffic in China, and given the continuous and simultaneous growth in the number of bookings for flights on Chinese commercial airlines through its ETD system, the Company has adopted a number of strategies, including an upward adjustment of the distribution prices of bookings for flights on foreign and regional airlines, strengthening of its market development and expansion in hotel distribution, for the purpose of increasing revenue from its ETD

business. In Year 2001, the ETD system processed approximately 78.0 million bookings on Chinese commercial airlines and approximately 3.3 million bookings on foreign and regional airlines, representing an increase of approximately 10.3 per cent. and 18.2 per cent., respectively, over that in Year 2000.

In Year 2001, the Company stepped up the promotion activities for its new ETD products while continuing to improve the functions of existing ETD products. The Billing Settlement Plan ("BSP") system was launched in Hong Kong and Singapore, which facilitates the sale of ATB2 neutral tickets by tour operators in Hong Kong, Macau and Singapore through the Company's ETD system. Shenzhen Airlines Ltd. became the first airline to use the electronic ticketing technology of the Company, providing air travellers with "paperless travel". Moreover, United Airlines began to use the Company's Net Fare Display system for notifying travel agencies of its selling prices for each new season.

APP

In Year 2001, apart from improving and upgrading the functions of the APP system and encouraging more commercial airlines to increase their usage of the APP system at airports already installed with the system, the Company successfully installed the system at other domestic and foreign airports including Guilin, Hangzhou and Jakarta. As a result, there is currently a total of 43 domestic and foreign airports using the APP system of the Company. In Year 2001, the APP system of the Company processed a total of approximately 46.7 million passenger departures, which is equivalent to approximately 59.9 per cent. of the total passenger departures handled by domestic airports in China, representing an increase of approximately 39.4 per cent. over that in Year 2000.

Data Network

In Year 2001, the Company continued to implement technological reforms for the purpose of upgrading the nodes of its existing network infrastructure onto a TCP/IP platform, further improving the network structure and work flow and enhancing the Company's supervisory ability over the whole network, so as to improve the transmission capability of its data network and its ability to maintain its network operation. In addition, the Company continued to set up new local distribution centres

("LDCs") in Hangzhou, Lanzhou, Xiamen, Beijing and Hong Kong to provide better services to local users in those cities.

ACS

InfoSky Technology Co., Ltd. ("InfoSky"), a Sino-foreign joint venture engaged in air cargo business which was jointly established by the Company and a subsidiary of the Sociètè Internationale de Tèlècommunications Aeronautiques group of companies ("SITA"), commenced operations on January 1, 2001. Since commencement of operations, InfoSky has been devoted to introducing and developing technologies suitable for the air cargo market of China. A software system for SITA containers and dangerous goods management was introduced and various products such as ULD Control System were developed. InfoSky has also been committed to expanding market share, with both the Beijing Capital International Airport and Guangzhou Baiyun International Airport becoming new users of its ACS in Year 2001. In Year 2001, InfoSky's ACS processed a total of approximately 3.8 million cargo airway bills, representing an increase of approximately 69.8 per cent. over that processed in Year 2000.

Internet-based Travel Platform

In Year 2001, the Company's Internet-based travel platform, which was developed by leveraging its core ETD system, APP system, data network and ACS, achieved significant progress. In Year 2001, the number of on-line air ticket bookings made by individual consumers through travelsky.com represented approximately 2 per cent. of all the bookings made under the ETD system of the Company. Together with improving and upgrading the functions of its Internet-based travel platform and enriching the travel information it provides, the Company has also introduced on-line services such as electronic ticketing, aircraft seat reservations, hotel reservations and car rentals as well as weather forecasts, short messages service ("SMS") and arrival time information at destinations. The Company also began to provide Chinese commercial airlines and travel agencies with application services provider ("ASP") services, web-hosting solutions and on-line booking engine services.

Research & Development

Given the direct participation by domestic and foreign commercial airlines in the Company's ETD plan and close co-operation with international advanced information technology providers and industry players, the Company has essentially completed construction of the framework of the new-generation ETD plan and achieved a number of remarkable results and significant progress in Year 2001. In the past two years during which the new-generation ETD plan was being implemented, the Company developed and improved the functional modules of its new-generation ETD system, and enriched its contents so as to satisfy the needs of airlines and travel agencies for information technology solutions in relation to their business development. By using the data collected from different segments during the process of transmitting sales information of air traffic to travellers, the Company has developed a data services system which provides participants of the air travel and tourism industries with all-round, comprehensive and quality data information services. The advanced OPEN/ENV technology adopted by the Company allows data exchange between both traditional mainframes and open platforms, so that the integration of related information systems in the air travel and tourism industries has become possible.

FINANCIAL REVIEW

The total revenues of the Group in Year 2001 reached RMB830.8 million, representing an increase of RMB88.8 million, or 12.0 per cent., from RMB742.0 million in Year 2000. The increase resulted principally from growth in the businesses of the Group and usage of the Group's services, which can be attributed to the growth of the PRC economy and the PRC air travel and tourism industries.

Profit before taxation of the Group in Year 2001 amounted to RMB411.6 million, representing an increase of 16.6 per cent. over that in Year 2000. EBITDA was RMB479.3 million, representing an increase of 5.8 per cent. over that in Year 2000. Net profit was RMB407.9 million, representing an increase of 59.0 per cent. over that in the previous year. The increase in profitability of the Group was mainly due to the growth in the Group's revenue, the reduction and exemption of income tax and the increase in financial income.

Basic and diluted earnings per share of the Company in Year 2001 was RMB0.48.

Appropriations and Distribution of Profit

In Year 2001, the Board of Directors proposed appropriations of 10%, 10% and 20% of the net profit (2000: 10%, 5% and 0%, respectively) as reflected in the Company's statutory financial statements prepared under generally accepted accounting principles in the PRC (" PRC GAAP"), representing RMB36,442,000, RMB36,441,000 and RMB72,883,000, respectively (2000: RMB16,801,000, RMB8,401,000 and nil) to the statutory surplus reserve fund, the statutory public welfare fund and the discretionary surplus reserve fund, respectively.

After the appropriations mentioned above, the reserve available for distribution as at December 31, 2001 was RMB235,436,000 (2000: RMB124,051,000), which is the lesser of the amounts determined in accordance with PRC GAAP and IFRS.

Liquidity and Capital Structure

The Group's working capital in Year 2001 mainly came from operating and financing activities. Net cash inflow from operating activities amounted to RMB605.1 million. The cash from financing activities of RMB1,255.6 million primarily represented the net proceeds from the offering of H shares of the Company in February 2001.

As at December 31, 2001, cash and cash equivalents of the Group amounted to RMB1,636.8 million, which were denominated in Renminbi, US dollars and Hong Kong dollars as to 51.9 per cent., 14.7 per cent. and 33.4 per cent. respectively.

In Year 2001, the Group had no short-term or long-term bank loans, and the Group also did not use any financial instruments for hedging purposes.

Capital Expenditures

The total capital expenditures of the Group amounted to RMB252.1 million in Year 2001, representing a substantial increase of RMB188.0 million from RMB64.1 million in Year 2000.

The capital expenditures of the Group in Year 2001 consisted principally of purchases

of hardware, software and equipment in accordance with the Group's ETD business strategy and software for ACS.

The total capital expenditures of the Group in Year 2001 were lower than their estimated amount of RMB335.5 million. This was due to the decision of the Company to reduce the amount of certain capital expenditures, given the concern about the possible material impact on the Group's businesses from global economic recession in Year 2001 and the "September 11" terrorists attack in the United States.

The Group's planned total capital expenditures for year 2002 are approximately RMB265.3 million, which is mainly for the development and gradual implementation of the new-generation ETD and expansion of the APP, the ACS and other new businesses.

The sources of funding for the capital expenditure commitments will include net proceeds from the offering of the Company and internal cash flow generated from operations.

The Board of Directors estimates that the sources of funding of the Group in year 2002 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

The Board of Directors estimates that completion of the development of the new generation ETD system will require total capital expenditures of approximately RMB1.0 billion through to year 2004.

Exchange Risks

The Group is exposed to foreign exchange risk related to its capital expenditures because a substantial portion of its capital expenditure involves payments for the purchase of imported equipment which is denominated in U.S. dollars. Under the current foreign exchange system in China, the Group is not able to hedge effectively against currency risks, except for the cash and cash equivalents that are denominated in foreign currency.

Gearing Ratio

As at December 31, 2001, the gearing ratio of the Group was 15.8 per cent. (2000: 37.3 per cent.), which was computed by dividing the total amount of liabilities and minority interests, by the total assets of the Group as at December 31, 2001.

Contingent Liabilities

As at December 31, 2001, the Group had no material contingent liabilities.

Employees

As at December 31, 2001, the total number of employees of the Group was 912. Personnel expenses amounted to RMB72.0 million for Year 2001, representing 16.6 per cent. of the total operating expenses of the Group for Year 2001.

The remuneration of the employees of the Group includes their salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees which are determined based on their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations.

In Year 2001, the Group continued to provide its employees with opportunities to learn skills in relation to the air travel industry, computer technologies and business administration and provide training on the latest developments in areas such as computer technologies, personal development, laws, regulations and economics.

FINAL DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

On March 21, 2002, the Board of Directors proposed a final dividend of RMB0.184 per share for Year 2001, totaling RMB163,421,000. Dividends to be distributed to domestic shareholders will be declared and paid in RMB, whereas dividends to be distributed to holders of H shares will be calculated and declared in RMB but paid in

Hong Kong dollars ("HKD"). The exchange rate for paying dividends to holders of H shares shall be based on the weekly average of the closing rates of the HKD/RMB exchange rates quoted by the People's Bank of China at close of business each day during the week immediately before the payment of dividends. It is expected that the aforementioned dividends will be distributed to those shareholders whose names appear on the Register of Members of the Company at the close of business on Monday, April 8, 2002, provided that the resolution in relation to the payment of a final dividend for Year 2001 is passed at the Annual General Meeting to be held on Friday, May 10, 2002.

The Register of Members of the Company will be closed from Tuesday, April 9, 2002 to Friday, May 10, 2002 (both days inclusive), during which time no share transfers will be effected.

After the appropriation of the dividend declared subsequent to December 31, 2001, the reserve available for distribution as at December 31, 2001 was RMB72,015,000 (2000: the reserve available for distribution is nil after the appropriation of the special dividend).

PROSPECT FOR YEAR 2002

For year 2002, although the global economic recession has already affected, and shall inevitably continue to affect or may even have a significant impact on, the speed of growth of the Chinese economy, the national economy is expected to continue to have an ongoing healthy development, given China's accession to the World Trade Organisation and the fact that the State is devoted to various plans such as implementing a positive fiscal policy and a steady monetary policy, stimulating domestic demand, speeding up the adjustment of China's economic structure, steadily implementing various reforms and a series of material measures including adjustment and rationalisation of market regulation. The Company expects that the continuous growth of the Chinese economy and other factors including the strategic reorganisation of China's civil aviation industry will continue to support the growth of China's air travel and tourism industries. In order to face new opportunities and challenges, the Company will place emphasis on the following:

- to continue the implementation of the five-year capital expenditure programme, integrate Internet and open-platform technologies, draw on advanced

international technological standards, develop information technology solutions for China's air travel and tourism industries, provide participants in each segment of the value chain in the air travel and tourism sales process with product and service support, in an effort to address the needs for advanced information technology arising from the rapid development of China's air travel and tourism industries;

- to vigorously expand the Company's core businesses and to maintain and increase the market share of such business by continuing the search for new business models which will promote sales in air travel and tourism jointly with users, so as to provide industry providers with more convenient and economic ways for the sale and provision of services. The Company also aims to capture new growth opportunities by increasing its investment in the research and development of information technology solutions for participants in China's air travel and tourism industries and related industries, in order to step up the construction of a digitalised infrastructure;

- to devote efforts in further reducing operating costs through the use of advanced technical measures and further increasing the efficiency of capital utilisation through a variety of measures; and

- to seek strategic acquisition and other investment opportunities relating to the core businesses of the Company through the use of the Group's capital resources, both during the strategic reorganisation of China's civil aviation industry and throughout the development of the information technology industry in China.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

In Year 2001, other than through the Company's H shares offering, the Group did not purchase, sell or redeem any of the Company's securities.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement of the Group containing the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange will be posted on the website of the Stock Exchange in due course.

By order of the Board
Yang Jun
Chairman

Beijing, PRC, March 21, 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of TravelSky Technology Limited (the "Company") will be held at 10:00 a.m. on Friday, May 10, 2002 at the Conference Room, 2nd Floor, Prime Hotel, 2 Wangfujing Da Jie, Dongcheng District, Beijing, the People's Republic of China to consider the following businesses:

1. to consider and approve the report of the Directors for the year ended December 31, 2001;

2. to consider and approve the report of the Supervisory Committee for the year ended December 31, 2001;

3. to review the auditors' report for the year ended December, 31, 2001 and to consider and approve the audited financial statements of the Company for the year ended December 31, 2001;

4. to consider and approve the distribution of a final dividend and the calculation

of such distribution of the Company for the year ended December 31, 2001;

5. to consider and approve the authorisation to be given to the Board of Directors of the Company to invest in entities which businesses relate to the core businesses of the Group provided the amount of investment by the Group in each such entity will not be more than RMB5 million;

6. to consider and approve the appointment of PricewaterhouseCoopers as the international and domestic auditors of the Company, respectively, for the year ending December 31, 2002 and to authorise the Directors to fix the remuneration thereof; and

7. to consider and approve other matters, if any.

By Order of the Board
Ding Weiping
Company Secretary

March 21, 2002

Notes:

1. The Register of Members of the Company will be closed from Tuesday, April 9 to Friday, May 10, 2002 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the Register of Members of the Company at the close of business on Monday, April 8, 2002 are entitled to attend the Annual General Meeting. Transfers of H shares must be lodged with the share registrar of the Company's H shares by 4:00 p.m. on Monday, April 8, 2002 in order to entitle the transferee to attend the Annual General Meeting.

   The address of the share registrar of the Company's H shares is:
   Hong Kong Registrars Limited
   2nd Floor, Vicwood Plaza
   199 Des Voeux Road Central
   Hong Kong

2. Each Shareholder entitled to attend and vote at the Annual General Meeting

may appoint one or more proxies, to attend and vote on his or her behalf at the Annual General Meeting. A proxy need not be a Shareholder.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the Annual General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of domestic shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the Annual General Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

5. Shareholders who intend to attend the Annual General Meeting in person or by proxy should return the reply slip for attending the Annual General Meeting to the registered address of the Company on or before Friday, April 19, 2002 personally or by mail or fax.

6. The Annual General Meeting is expected to last for half a day. Shareholders (or their proxies) attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

7. The registered address of the Company is as follows:

   TravelSky Technology Limited
   No. 128, Zhichun Road
   Haidian District
   Beijing 100086, PRC
   Contact person: Ding Weiping

Tel: 86 10 - 8401 9073 / 6254 8382
Fax: 86 10 - 8401 9340 / 6254 8402
Post-office box: No. 638 Beijing, PRC

REPLY SLIP

To: TravelSky Technology Limited (the "Company")

I/We[1] (Chinese name):__________________(English name):__________________
of ____

____

being the registered holder(s) of[2]____________domestic/H[3] share(s) of RMB 1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at 10:00 am on Friday, May 10, 2002 at the Conference Room, 2nd Floor, Prime Hotel, 2 Wangfujing Da Jie, Dongcheng District, Beijing, the People's Republic of China.

Date:__________________2002

Signature(s): ________________

Notes:

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.

2. Please insert the number of shares registered under your name(s).

3. Please delete the inappropriate.

4. The completed and signed reply slip should be delivered to the registered address of the Company at No. 128, Zhichun Road, Haidian District, Beijing 100086, the People's Republic of China on or before Friday, April 19, 2002 personally or by mail or fax (fax number: (8610) 8401 9340 / 6254 8402).

Please also refer to the published version of this announcement in South China Morning Post / Hong Kong Economic Times.

TRAVELSKY TECHNOLOGY LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE 2001 ANNUAL GENERAL MEETING

The 2001 Annual General Meeting (the "AGM") of TravelSky Technology Limited (the "Company") was held in Beijing on 10 May 2002.

The Company's shareholders including Civil Aviation Computer Information Centre and Chinese commercial airline companies such as Southern Airlines (Group) Co. and Air China were present at the AGM.

Holders of H Shares including HKSCC Nominees Limited also appointed their proxies to attend the AGM.

The following resolutions were passed at the AGM:

1. the "Report of Directors" of the Company for the year ended 31 December 2001 was agreed and approved;

2. the "Report of the Supervisory Committee" of the Company for the year ended 31 December 2001 was agreed and approved;

3. the "Auditors' Report" of the Company for the year ended 31 December 2001 and the audited financial statements for the year ended 31 December 2001 were agreed and approved;

4. the profit distribution and final dividend distribution plans of the Company for the year 2001 were agreed and approved; and the Board of Directors of the Company was authorized to implement all matters relating to dividend distribution, including but not limited to the appointment of agencies for the

receipt/payment of dividends and signing of related legal documents;

5. the authorisation to be given to the Board of Directors of the Company to invest in entities which businesses relate to the core businesses of the Company provided the amount of investment by the Company in each such entity will not be more than RMB5 million was agreed and approved with immediate effect; and

6. the appointment of PricewaterhouseCoopers as the international and domestic auditors of the Company, respectively, for the year ending 31 December 2002 was agreed and approved and the Board of Directors was authorized to fix their remuneration.

By Order of the Board
TRAVELSKY TECHNOLOGY LIMITED
Ding Weiping
Director and Company Secretary

Beijing, the People's Republic of China
10 May 2002

Please also refer to the published version of this announcement in South China Morning Post / Hong Kong Economic Times.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTIONS AND APPLICATION FOR NEW WAIVERS

ANNOUNCEMENT

The Board of Directors of the Company announces that, due to expansion of its businesses, the Company has, subject to certain conditions, applied to the Stock Exchange for a new waiver from strict compliance with the relevant requirements of the Listing Rules in relation to payments made by the Company to SITA for a period of two years expiring on 31 December 2003. In particular, the Company has applied for a new annual limit in relation to the payments made by the Company to SITA from RMB40.0 million (equivalent to approximately HK$37.7 million) to RMB72.0 million (equivalent to approximately HK$67.9 million).

The Company was recently informed that due to an internal reorganisation of SITA and SITA INC. commencing in the second half of 2001, the cargo-related businesses originally run by SITAGCH were transferred to SITA INC., which became the official provider of the Cargo-related Services (as defined below) retrospectively from 1 January 2002. With effect from the beginning of 2002, the Cargo-related Services have been provided to InfoSky by SITA INC. instead of SITAGCH, and InfoSky has been paying SITA INC. instead of SITAGCH for such services on the same terms as previously disclosed. The Board of Directors of the Company also announces that the Company intends to offer additional cargo-related services to its customers sometime in 2002 and it has, subject to certain conditions, applied to the Stock Exchange for a

new waiver from strict compliance with the relevant requirements of the Listing Rules in relation to payments made by InfoSky to SITA INC. for a period of two years expiring on 31 December 2003. In particular, due to expansion of its businesses, the Company has applied for a new annual limit in relation to the payments made by InfoSky to SITA INC. (formally to SITAGCH) from US$2.5 million (equivalent to approximately HK$19.5 million) to US$8.7 million (equivalent to approximately HK$67.9 million).

Each of the aforementioned new annual limits falls within the amount prescribed by Rule 14.25(1) of the Listing Rules, as each is less than 3 per cent. of the net tangible asset value of the Group as disclosed in the Company's latest published accounts.

Other than the payments made by the Company to SITA and payments made by InfoSky to SITAGCH, the waivers granted to other transactions of the Company referred to in the Waivers (as defined below) remain unchanged.

BACKGROUND

Payments made by the Company to SITA

Pursuant to the reorganisation of the Company in anticipation of its initial public offering which was completed in February 2001 (the "Reorganisation", please refer to page 55 of the Prospectus), CACI, the predecessor of the Company and being also one of its promoters, transferred all of its rights and obligations as a member of SITA to the Company. All members of SITA are required to pay to SITA:

(i) an equal share of SITA's administrative and management costs with other members on a monthly basis; and

(ii) direct network costs based on the Company's usage and a schedule of charges set by SITA,

(together, the "SITA Payments", please refer to page 111 of the Prospectus). The payments made by the Company to SITA for the year ended 31 December 2001 and for the period between 1 January 2002 and 30 April 2002 amounted to approximately RMB36.4 million (equivalent to approximately HK$34.3 million) and RMB12.2

million (equivalent to approximately HK$11.5 million), respectively, representing approximately 1.5 per cent. and 0.5 per cent., respectively, of the Latest Net Tangible Assets.

Payments made by InfoSky to SITA INC.

InfoSky was established in 2000 as a joint venture company to engage in the provision of air cargo services to participants of the air travel and tourism industries in the PRC. Pursuant to the Reorganisation, the Company and SITAGCH (referred to as "SITA Subsidiary" in the Prospectus) hold 51 per cent. and 49 per cent., respectively, of the equity interest in InfoSky. SITAGCH provided InfoSky with certain cargo integrated services, consultancy and management services (the "Cargo-related Services") in return for payment based on usage at the agreed charges between the parties. InfoSky made such payments to SITAGCH through SITA throughout 2001 and such payments were referred to as "Payments to SITA Subsidiary" on page 115 of the Prospectus. During the second half of 2001, SITA and SITA INC. progressively undertook an internal reorganisation, pursuant to which the cargo-related businesses originally run by SITAGCH were transferred to SITA INC., which became the official provider of the Cargo-related Services from 1 January 2002. With effect from the beginning of 2002, the Cargo-related Services have been provided to InfoSky by SITA INC. (rather than SITAGCH), and InfoSky has been paying SITA INC. instead of SITAGCH for such services on the same terms as previously disclosed. The Company was only informed in March 2002 of such change of payee (from SITAGCH to SITA INC.) by virtue of the internal reorganisation of SITA and SITA INC., and of the fact that such change took retrospective effect from 1 January 2002.

In this announcement, payments in relation to the Cargo-related Services made by InfoSky in Year 2001 and after Year 2001 are referred to as "Payments to SITAGCH" and "Payments to SITA INC.", respectively. For Year 2001, total Payments to SITAGCH amounted to approximately US$2.0 million (equivalent to approximately HK$15.6 million), representing approximately 0.68 per cent. of the Latest Net Tangible Assets. Total Payments to SITA INC. for the period between 1 January 2002 and 30 April 2002 amounted to approximately US$0.51 million (equivalent to approximately HK$4.0 million), representing approximately 0.18 per cent. of the Latest Net Tangible Assets.

Connected Transactions

SITA INC. is a connected person of the Company as it is an indirect holding company of SITAGCH, a substantial shareholder of InfoSky, which is one of the subsidiaries of the Company. According to SITA, both SITA INC. and SITA are owned and managed by the same group of companies, which are participants of the air transport industry around the world. Therefore, SITA is also considered as a connected person of the Company.

The SITA Payments and the Payments to SITAGCH constitute on-going connected transactions of the Company and pursuant to the Waivers, both the SITA Payments and the Payments to SITAGCH were, together with certain other on-going connected transactions of the Company, waived from strict compliance with certain disclosure requirements as stipulated in Chapter 14 of the Listing Rules. One of the conditions of the Waivers was that the aggregate amount of each type of connected transaction would not exceed a prescribed limit in any financial year. The SITA Payments were subject to an annual limit of RMB40.0 million (equivalent to approximately HK$37.7 million) and the Payments to SITAGCH were subject to an annual limit of US$2.5 million (equivalent to approximately HK$19.5 million).

The Company has applied to the Stock Exchange for new waivers from strict compliance with the relevant requirements of the Listing Rules for further press announcement in relation to each of the SITA Payments and the Payments to SITA INC. (the "New Waivers"). Details of the New Waivers are set out in the section headed "Conditional Approval by the Stock Exchange" below.

REASONS FOR THE COMPANY'S APPLICATION

SITA Payments

The Company is of the view that the amount of the SITA Payments may further increase as a result of a projected increase in the usage of SITA's network. This would be due to anticipated increases in:

(i) the number of bookings in respect of foreign airlines processed by the

Company's booking system;

(ii) the number of foreign airlines joining the Company's booking system; and

(iii) the usage by the Company of more chargeable network functions, such as information processing, offered by SITA.

The Directors (including the independent non-executive Directors) of the Company submit that it is in the interest of the Company and its shareholders to continue to engage SITA in providing network solutions to the Company for the following reasons:

(i) the network of SITA provides the widest industry coverage as most travel agencies worldwide rely on its network solutions and most of the Company's customers are also currently using SITA's network services;

(ii) SITA has a long co-operative history with the Company and various players in the civil aviation industry of China. For example, CAAC and most of the major airlines in China are members of SITA;

(iii) the overseas partners of the Company use or rely on SITA's networks; and

(iv) the aggregate amount of the SITA Payments represents a substantial portion of network related payments made by the Company to its suppliers every year, and the stability of the Company's business may be severely affected if its engagement with SITA is terminated.

The Directors (including the independent non-executive Directors) of the Company are of the view that the SITA Payments will be: (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

Payments relating to cargo-related services

It is the intention of InfoSky that it will commence providing its customers with additional cargo-related services via the systems of SITA INC. sometime in 2002, in addition to its usual support relating to Cargo-related Services. Therefore, the

Payments to SITA INC. will comprise payments for the Cargo-related Services and additional cargo-related services commencing sometime in 2002.

1. Payments for the Cargo-related Services (excluding the payments for the additional cargo-related services referred to below)

As disclosed in the Prospectus, the Company estimated that the Payments to SITAGCH comprising only of costs for the Cargo-related Services, would decline from approximately US$2.0 million (equivalent to approximately HK$15.6 million) for the year ended 31 December 2001 to approximately US$1.2 million (equivalent to approximately HK$9.4 million) and US$181,000 (equivalent to approximately HK$1.41 million) for the two years ending 31 December 2003, respectively. This reduction was to arise from the transfer of all the air cargo contractual arrangements of the Company and SITA with various airline companies to InfoSky by 31 December 2001. However, the air cargo contractual arrangements in relation to Air China and Eastern Air Group Co. (both of whom are promoters of the Company) could not be transferred to InfoSky due to certain technical problems, so that InfoSky has to continue to rely on the technical support given by SITA INC. in order to provide the Cargo-related Services (including the storage of existing cargo-related software and data) to Air China and Eastern Air Group Co..

As InfoSky will have to pay SITA INC. for the provision of the Cargo-related Services, the Company now estimates that the amount of the Payments to SITA INC. for the Cargo-related Services will remain at approximately US$2.0 million (equivalent to approximately HK$15.6 million) for the coming two years ending 31 December 2003.

The Directors (including the independent non-executive Directors) of the Company are of the view that the technical support provided by SITA INC. are vital to the ability of InfoSky to provide the Cargo-related Services to Air China and Eastern Air Group Co..

2. Payments relating to additional cargo-related services

The additional cargo-related services to be provided by InfoSky to its customers in 2002 include FIDS (Flight Information Display System) and CUTE (Common Use Terminal Equipment), which are services supported by SITA INC.. In order for InfoSky to provide such additional cargo-related services, InfoSky requires SITA INC.

to, in return for payment based on usage, provide related state-of-the-art software, hardware, system integration support, technical training and after-sale services. Since these will be new services to be provided by InfoSky with support from SITA INC., such payments were not included in the Payments to SITAGCH for Year 2001. It is estimated that the Payments to SITA INC. attributable to the additional cargo-related services of InfoSky will alone amount to approximately US$3.0 million (equivalent to approximately HK$23.4 million) and US$5.0 million (equivalent to approximately HK$39.0 million) for the two years ending 31 December 2003, respectively.

3. Increase in aggregate payments

Due to the aforementioned reasons, the Company is of the view that the Payments to SITA INC. will further increase in the coming two years ending 31 December 2003.

InfoSky will continue to rely on SITA INC. in providing the above services to its customers for the following reasons:

(i) InfoSky cannot provide such services to its customers on its own, and it has to rely on external support in order to maintain and/or expand its current businesses; and

(ii) SITA INC. provides InfoSky with the latest software and technical support which are more advanced than those provided by other comparable service providers.

The Directors (including the independent non-executive Directors) of the Company are of the view that the Payments to SITA INC. will be: (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

Conditional Approval by the Stock Exchange

Subject to the issue of this announcement and on the condition that the proposed annual limit of each of the SITA Payments and Payments to SITA INC. amounts to less than the lower of the respective annual limit and 3 per cent. of the net tangible asset value of the Group as disclosed in the Company's latest published accounts, the Company has applied to the Stock Exchange for the New Waivers for a period of two

years expiring on 31 December 2003, subject to the following conditions:

(A) that the Connected Transactions, and the respective agreements (if any) governing them, must be:

(i) entered into by the Company or its subsidiary in the ordinary and usual course of its business;

(ii) conducted either

(a) on normal commercial terms (which expression shall be applied by reference to transactions of a similar nature and to be made by similar entities); or

(b) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iii) entered into either

(a) in accordance with the terms of the agreements governing such transactions; or

(b) (where there are no such agreements) on terms no less favourable than those available to or from independent third parties;

(B) the Company shall disclose, in its annual report and accounts for the relevant year, details of the Connected Transactions in each financial year as required by Rule 14.25(1)(A) to (D) of the Listing Rules together with a statement of the opinion of the independent non-executive Directors and the auditors of the Company referred to in conditions (C) and (D) below;

(C) the Company's independent non-executive Directors shall review the Connected Transactions annually and confirm, in the Company's next annual report and accounts, that the Connected Transactions have been conducted in the manner stated in condition (A) above and, where applicable, within the annual limits stated in condition (E) below (the "Cap Amounts");

(D) the Company's auditors shall review the Connected Transactions annually and confirm in a letter (the "Letter") to the Directors (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

(i) the Connected Transactions have received the approval of the Board of Directors of the Company;

(ii) the Connected Transactions were entered in accordance with the pricing policies as stated in the Company's financial statements;

(iii) the Connected Transactions were entered into in accordance with the terms of the respective agreements and documents governing those transactions or if there are no such agreements, on terms no less favourable than those available to or from independent third parties; and

(iv) the aggregate amounts of the Connected Transactions have not exceeded the Cap Amounts,

where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the Directors shall contact the Listing Division of the Stock Exchange immediately; and the Company and each party to the transactions described above have undertaken to provide sufficient facility for the Company's auditors to inspect their respective accounts and records, thus enabling the auditors to assess the Connected Transactions and make the relevant reports;

(E) the aggregate amount of the Connected Transactions for each financial year of the Company shall not exceed the lower of 3 per cent. of the net tangible asset value of the Group as disclosed in the Company's latest published accounts and the respective Cap Amount below:

The Connected Transaction	**Cap Amount**
SITA Payments	RMB72.0 million (equivalent to approximately HK$67.9 million)
Payments to SITA INC.	US$8.7 million (equivalent to approximately HK$67.9 million)

(F) the Company has undertaken to the Stock Exchange that unless otherwise approved by the Stock Exchange, if any material terms of the Connected Transactions are altered (unless as provided for under the terms of the relevant

agreement or arrangement) or if the Company enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future under which the aggregate consideration paid or payable by the Company in each year exceeds the Cap Amounts referred to above, the Company will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange;

(G) in the event of any future amendments to the Listing Rules imposing more stringent requirements than those applicable at the date of the New Waivers granted by the Stock Exchange on transactions of the kind to which the Connected Transactions belong including but not limited to, a requirement that the Connected Transactions be made conditional on approval by the independent shareholders of the Company, the Company shall take immediate steps to ensure compliance with such requirements within a reasonable time.

The calculation of the Cap Amounts was based on the anticipated growth of businesses and the estimated payments for the SITA Payments and Payments to SITA INC. (as stated in the section headed "Reasons for the Company's application" above). Each of the above Cap Amounts falls within the amount prescribed by Rule 14.25(1) of the Listing Rules, as each is less than 3 per cent. of the book value of the Latest Net Tangible Assets, which amounted to RMB2,421,831,000 (equivalent to approximately HK$2,284,746,226).

If either of the proposed annual limits is exceeded, full compliance by the Company with the relevant provisions of Chapter 14 of the Listing Rules, including seeking independent shareholders' approval, will be required.

Other than the SITA Payments and Payments to SITAGCH, the waivers granted to other transactions of the Company referred to in the Waivers remain unchanged.

DEFINITIONS

"CAAC"	Civil Aviation Administration of China, the regulatory body for the civil aviation industry in the PRC

"CACI"	Civil Aviation Computer Information Centre
"Company"	TravelSky Technology Limited
"Connected Transactions"	SITA Payments and Payments to SITA INC., as referred to in the section headed "Background" of this announcement
"Group"	The Company and its subsidiaries
"InfoSky"	InfoSky Technology Co., Ltd.
"Latest Net Tangible Assets"	The latest published audited net tangible asset value of the Group as disclosed in the 2001 Annual Report of the Company
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"New Waivers"	The new waivers applied for by the Company to the Stock Exchange as detailed in this announcement
"Payments to SITA INC."	Payments made by InfoSky in relation to the Cargo-related Services after Year 2001 (as referred to in the section headed "Background" of this announcement)
"Payments to SITAGCH"	Payments made by InfoSky in relation to the Cargo-related Services in Year 2001 (as referred to in the section headed "Background" of this announcement)
"Prospectus"	The prospectus of the Company dated 29 January 2001
"PRC"	People's Republic of China
"SITA"	Sociète Internationale de Tèlèommunications

	Aeronautiques S.C., a co-operative, non-profit making organisation founded in 1949
"SITA INC."	Sociète Internationale de Tèlèommunications Aeronautiques Information, Networking and Computing N.V. (including its subsidiaries), which indirectly holds a 100 per cent. interest in SITAGCH
"SITAGCH"	Sociète Internationale de Tèlèommunications Aeronautiques Greater China Holdings Limited, previously a wholly-owned subsidiary of SITA, and currently an indirect wholly-owned subsidiary of SITA INC.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Waivers"	The waivers granted to the Company by the Stock Exchange, with respect to the continuing connected transactions of the Group, including the SITA Payments and the Payments to SITAGCH, on 5 February 2001 for a period of 3 years ending 31 December 2003
"Year 2001"	The financial year ended 31 December 2001

In this announcement, the amounts denominated in RMB and US$ have been converted (for information only) into Hong Kong dollars using the respective exchange rates of HK$1.00 = RMB1.06 and US$1.00 = HK$7.80.

By order of the Board
TravelSky Technology Limited
Ding Weiping
Director and Company Secretary

6 June 2002, Beijing, the People's Republic of China

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.